FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 26, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park

2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______

BIOMIRA ANNUAL REPORT 2003

BIOMIRA
The Cancer Vaccine People™

Cover:

Biomira hired Lynn Csontos in 1996 following her graduation from the Northern Alberta Institute of Technology in Edmonton, Alberta. She began her career as a technologist in the Chemistry Research group learning about the synthesis of small molecules. From there she transferred to Chemical Development where she gained experience in scale-up and optimizing process design. Recently, Lynn transferred to the Quality Assurance department where her plan is to develop more skills and continue to contribute in the fight against cancer.

Dear Shareholders:

Reflecting upon 2003, it was certainly a complex and challenging year.

During 2003, our focus remained on our two main product candidates in the clinic, Theratope® vaccine and BLP25 Liposomal vaccine (L-BLP25). We worked collaboratively with Merck KGaA of Darmstadt, Germany in continuing the fight against cancer.

We also worked to ensure we had the financial resources available to allow us to continue our work through 2004 and into 2005 and we will continue to capitalize on financing opportunities as they arise.

THERATOPE — Our Work Continues

The most challenging aspect of 2003 was working through the final analysis of the Theratope Phase III study of 1,030 women with metastatic breast cancer. This was an extremely large Phase III trial designed to demonstrate whether the vaccine worked in this specific patient population. That was not to be the case. Theratope did not show a statistical difference in the two pre-determined endpoints of time to disease progression and overall survival. Although disappointed, we were heartened to learn that for one large pre-stratified subset of over 300 women, those on hormonal treatment following chemotherapy, there appeared to be a favourable trend to improvement in survival, although not statistically significant. Obviously for this group of women, our work was just beginning.

The hormonal treatment subset was a large group of our patients, about one-third, and it was important to find out why they appeared to do so much better than the rest. We have now completed additional months of survival follow-up and adjustment has been made to the data correcting for mis-stratifications and mis-randomizations. We have made those corrections, not in an attempt to seek approval at this time, but to understand what really happened on the trial and to these women.

From these analyses, results for the women on hormonal therapy showed a median time to disease progression of 8.3 months for women treated with Theratope versus 5.8 months for those women who received the control vaccine. The median survival was 38.2 months in the Theratope group of women versus 30.7 months in the control group, a difference of 7.5 months. Certainly for the women with the improved survival, these extra months are very important and with the low toxicity of Theratope, we feel it necessary to continue consideration for moving this vaccine forward.

Right now we are focusing on the mechanism of action. We want to understand why there was a difference between the two groups of women — those treated with hormonal therapy, versus those that were not.

Understandably, we were encouraged that one group of women showed apparent benefit from the vaccine, but until all of the data is in, we cannot make definitive plans for what’s next with this vaccine. When we have made those decisions, we will communicate them to our stakeholders.

Meanwhile, we are nearing completion in the enrolment of a 95-woman Phase II study of Theratope to treat women in another metastatic breast cancer setting. These women receive either aromatase inhibitors or Faslodex® (Fulvestrant), an estrogen-receptor antagonist, plus Theratope. When we started this trial, we did not have the final analysis data from our Phase III trial. Now that we have seen the potential benefit to women on hormonal therapy, we are looking forward to seeing the results of this trial to help us decide how to move forward. The women on this trial have a less aggressive form of the disease. It will be interesting to see these results expected in the second half of 2004.

In June 2003, the American Society of Clinical Oncology (ASCO) Meeting gave us the opportunity to present data on our Theratope Phase II study in patients with metastatic colorectal cancer. This trial showed that colorectal cancer patients on the vaccine were capable of mounting an immune response, while receiving concurrent chemotherapy. We were encouraged with the early results in this 20-patient trial. At that time, a preliminary Kaplan-Meier Time to Disease Progression curve of 16 of the 20 colorectal cancer patients who received combination chemotherapy plus at least four Theratope vaccinations showed a median of 8.4 months for progression of their disease. We recently updated the data and when looking at all 20 patients the median for time to disease progression remains the same, and we now have survival data showing a median survival of 17.8 months. These are encouraging results. Although we didn’t design the trial with a survival endpoint, this does give us additional data to use when strategizing with our collaborator, Merck KGaA, on next steps for this vaccine. Colorectal cancer is the third most common cancer found in men and women in North America today and looking at potential new treatments is important to us all.

L-BLP25 — Phase IIb Final Analysis Results

L-BLP25 is a synthetic MUC1 peptide vaccine. L-BLP25 incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. L-BLP25 is designed to induce an immune response to cancer cells.

In 2002, we completed enrolment in a Phase IIb 171-patient trial of Stage IIIB and Stage IV non-small cell lung cancer patients. The trial was both controlled and randomized.

The data analysis was conducted in the first quarter of 2004 and preliminary results were reported on April 2, 2004. The preliminary results show that patients on the vaccine arm of the trial had a survival benefit of 4.4 months over the control arm of the study. While the trial was powered with the potential to show a statistical difference in survival if we had outstanding results, we must remember that this was a modestly sized Phase IIb study of 171 patients meant to give us meaningful safety and efficacy data at a reasonable cost and in a reasonable time frame. It was not large enough to provide a statistically significant result with a difference of 4.4 months, as was seen in this trial even though this difference would be a clinically important difference. The trial accomplished exactly what it was designed to do — it gave us a strong indication of how to proceed in both NSCLC and potentially other indications, while providing evidence of efficacy. Results also indicate the product has a good safety profile and does not adversely affect quality of life.

Importantly, when looking at the two-year survival rate for patients on the trial, overall 43.2 per cent of patients on the vaccine arm lived at least that long, while 28.9 per cent of patients on the control arm met that time frame. It is felt that cancer patients on immunotherapy do better with lower tumour burden and this was clearly indicated by this trial. When we looked at the patients with a lower burden of disease, those patients with Stage IIIb locoregional disease (disease limited to the surrounding area) these numbers changed dramatically. We have not yet reached the median survival for patients on the vaccine arm in this patient population but currently the two-year survival rate is 60 per cent versus 36.7 per cent for the control arm (median survival of 13.3 months). We will continue to follow the patients on this trial and will update our stakeholders as new information becomes available.

The controlled, open-label Phase IIb trial involved men and women whose disease was stable or who had responded to treatment following completion of their first line standard chemotherapy. Patients were randomized to either L-BLP25 plus best standard of care or to best standard care alone. Best standard of care included palliative radiotherapy and/or second line chemotherapy according to current standard clinical practice.

We are very encouraged by these results and are developing plans for further clinical testing of this product candidate in lung cancer and possibly other indications. Although not finalized, our current plans include discussions with regulatory authorities and the likelihood of a multinational Phase III registration trial. The study population will likely involve patients with a lower burden of disease, for example, patients with Stage IIIb cancer and could commence sometime in 2005.

In preparation for the potential multinational registration trial, Biomira is already scheduling for the manufacture of new vaccine supplies. This will incorporate manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. A comparability plan will be discussed with regulatory authorities to ensure the successful initiation of a pivotal trial.

Lung Cancer Statistics

Lung cancer is the leading cause of cancer-related mortality for both sexes in North America. The American Cancer Society estimates there were 169,400 new cases of lung cancer in the United States in 2002. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

L-BLP25 Prostate Study

In addition to the Phase IIb trial for men and women with Stage IIIb and IV NSCLC, in 2002 Biomira also completed enrolment in a pilot study with L-BLP25 in patients with prostate cancer. A 16-patient L-BLP25 Phase II pilot study in patients with rising prostate specific antigen (PSA) post radical prostatectomy was conducted to determine whether the vaccine could reduce or stabilize PSA levels. L-BLP25 showed a good safety profile and the dose and schedule were also well accepted by the patients. Preliminary results in this small patient population did not conclusively show a reduction or stabilization of serum PSA levels. However, there appears to be a prolongation of PSA doubling time (PSADT) in approximately 40% of the patients. While there has been no commitment to conduct further trials at this time in this indication, the patients continue to be followed for PSA levels for a period of 12 months following their last vaccination.

Biomira’s Collaborative Efforts

Our key collaboration in developing therapeutic cancer vaccines is with Merck KGaA. With more than 34,200 employees in 53 countries, the Merck Group generated sales of EUR 7.2 billion in 2003. Founded in 1668 in Darmstadt, Germany, the Company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74 percent and the remaining 26 percent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc. (EMD), the U.S. affiliate of Merck KGaA, is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

In addition to the Merck KGaA collaboration, Biomira also recently entered into a license and development agreement with Prima BioMed Ltd of Melbourne, Australia and CancerVac Pty Ltd., its subsidiary. The license and development agreement relates to the development and commercialization of CancerVac’s Mannan-MUC1 Fusion Protein (MFP) therapeutic vaccine. CancerVac has developed an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection into the patient.

In partial consideration for the license rights provided by Biomira to CancerVac, Biomira acquired a 10 per cent equity stake in CancerVac, and a seat on the CancerVac Board of Directors.

Prima BioMed and CancerVac are planning to conduct a Phase IIa study in ovarian cancer with the product candidate, with the trial expected to commence in the second quarter of 2004, subject to the approval of the protocol by Biomira.

The license and development agreement provides that Biomira has the sole option of licensing the exclusive worldwide commercialization rights (excluding Australia and New Zealand) to this product candidate following conclusion of the Phase IIa trial in ovarian cancer. Biomira, at its election, may acquire exclusive licensing rights for the worldwide application of the CancerVac technology (excluding Australia and New Zealand) relating to this product candidate or only for the North American region. Such election is to be made by Biomira following Biomira’s review of the Phase IIa clinical trial data. If Biomira proceeds with the worldwide rights it will thereafter generally meet 100 per cent of the ongoing development costs of the technology or 50 per cent of the development costs if it elects to confine its activities to the North American territory.

What’s Ahead in 2004?

Our focus for 2004 will be to develop a strategic plan for moving L-BLP25 into the clinic as quickly as possible in a patient population that will most likely benefit from this novel vaccine approach. We want to plan a pivotal trial that clearly shows that this vaccine works in this patient population and also look at other indications where the vaccine could potentially provide clinical benefit.

We also haven’t lost sight of Theratope. We continue to have our scientists and consultants looking at the mechanism of action to explain why patients receiving hormonal therapy as part of their metastatic breast cancer treatment appeared to gain a clinical benefit from the vaccine on our Phase III study. When we have a clearer indication of whether we can explain this, we will develop next steps for this vaccine, as well.

Once again, we thank all of our stakeholders for their continued support throughout 2003 and into 2004.

This annual report may contain forward-looking statements. The Company is including this cautionary statement identifying important factors that could cause the Company’s actual results or plans to differ materially from those projected in such forward-looking statements. Various factors, many of which are beyond the control of the Company, which could cause actual results to differ from the projections include those predicting the timing and results of clinical trials, or the adequacy of one clinical trial for a successful registration; the availability or adequacy of financing; the manufacture, distribution, sales and marketing of commercial products; the efficacy of products; receiving regulatory clearances for products; being able to adequately protect the Company’s proprietary information and technology from competitors; and assuring that the products of the Company, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of its competitors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations will be met. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. This report is a general overview and regard should be given to review of appropriate corporate filings with the securities regulators.

Alex McPherson, MD, PhD President and Chief Executive Officer

2003 Timeline

April 2003

Biomira presents at the World Vaccine Congress 2003 in Montreal, Quebec.

Biomira announces a financing of U.S. $5.5 million facilitated by Rodman & Renshaw Inc. of New York, which was fully subscribed on May 1, 2003. Biomira then announces a second financing totalling approximately U.S. $3.7 million for a total of U.S. $9.2 million, which closed on May 15, 2003.

Biomira receives strengthened coverage for Theratope® vaccine through U.S. patent re-issue for carbohydrate vaccine program.

May

Biomira appoints Marilyn Olson Vice President Regulatory Affairs.

Richard L. Jackson, PhD, joins Biomira’s Board of Directors. Dr. Jackson is the President of Richard Jackson Associates, LLC, a biotechnology and pharmaceutical consulting firm in Cincinnati, OH.

June

Biomira presents data at the 2003 American Society of Clinical Oncology (ASCO) Annual Meeting showing findings from the Phase II Theratope colorectal study. Patients on this trial demonstrated the capability of mounting a normal immune response to the vaccine while on chemotherapy.

Theratope Phase III breast cancer demography abstract is published in the ASCO Meeting Proceedings Publication. This data shows that treatment practices and responses to first-line chemotherapy were very similar across three global regions, regardless of the chemotherapy used for first-line treatment. Similar observations were seen in the use of concurrent hormone therapy in the different geographical regions.

The Theratope Phase III clinical trial final analysis shows that the vaccine did not reach statistically significant results in survival and time to disease progression in women with metastatic breast cancer. One large pre-stratified subset of over 300 women, those on hormonal treatment following chemotherapy, appeared to show a favourable trend to improvement in survival. Further analysis of this subset of women has commenced.

Biomira announced the results from its Phase II study of BLP25 Liposomal vaccine (L-BLP25) showed that in that small group of 16 men there was no conclusive evidence that the vaccine had an effect on rising Prostate Specific Antigen (PSA). However, there appears to be a prolongation of PSA doubling time (PSADT) in approximately 40% of the patients. While there has been no commitment to conduct further trials at this time in this indication, the patients continue to be followed for PSA levels for a period of 12 months following their last vaccination. L-BLP25 showed a good safety profile and the dose and schedule were also well accepted by the patients.

September

Biomira presents highlights of the Company’s product and corporate plans at the Orion Securities 8th Annual Healthcare Conference at the Sheraton Centre Hotel, Toronto, ON.

Biomira arranges a U.S. $16,290,000 financing with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. The financing closed on October 1st.

October

Biomira presents at the 5th Annual Rodman & Renshaw Techvest Healthcare Conference in Boston, MA.

November

Biomira appoints Ronald J. Helmhold Vice President Treasury and Financial Operations.

December

Updated Theratope data is presented at the 26th Annual San Antonio Breast Cancer Symposium.

2004 Timeline

March 2004

The Theratope Phase II colorectal data of 20 patients was updated and showed a median survival of 17.8 months. The median time to disease progression remained unchanged at 8.4 months. The Companies will use this data in developing future strategies for Theratope.

Biomira signs a licensing deal with Prima BioMed Ltd of Melbourne, Australia and its subsidiary, CancerVac Pty Ltd, for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate. CancerVac’s MUC1 Mannan fusion protein technology is an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection of the cells into the patient.

April

L-BLP25 Phase IIb trial in non-small cell lung cancer (NSCLC) shows evidence of a 4.4 month overall improvement in survival with an overall median survival of 17.4 months for those men and women in the vaccine arm versus 13 months for those patients on the control arm. Patients on the vaccine arm received best standard of care plus L-BLP25, while patients on the control arm received best standard of care alone.

The overall one-year survival for the treatment group is 62.5 per cent versus 55.4 per cent for the control group, but is 43.2 per cent versus 28.9 per cent respectively for the two-year survival, a difference of 14.3 per cent. These results are extremely impressive when we look at other clinical data published in similar patient populations. In a recent JCO article, clinical results indicated the expected two-year survival difference of six per cent (Belani et al, JCO, 21, No. 15, 2003, pp 2933).

The two-year survival for the 65 of 171 patients with Stage IIIb locoregional disease is 60 per cent on the treatment arm compared to 36.7 per cent for the control arm or a difference of nearly 25 per cent, which is a large difference in this cancer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) provides commentary on the financial condition as at December 31, 2003 and 2002, and results of operations of Biomira Inc. (“Biomira” or “the Company”) for the years ended December 31, 2003, 2002, and 2001. The MD&A, prepared as at April 2, 2004, should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2003. These financial statements, which follow the MD&A, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in certain respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Biomira’s strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Clinical Development and Strategy

Biomira’s lead product candidates currently under research and development, Theratope for breast cancer (Phase III and Phase II) and Liposomal BLP25 (L-BLP25) for non-small cell lung cancer (Phase IIb), are in late stage clinical testing.

Theratope is an investigational therapeutic cancer vaccine that consists of a synthetic version of the tumor-associated antigen Sialyl Tn (STn) linked to the protein carrier, keyhole limpet hemocyanin (KLH), and is designed to stimulate an immune response to STn. The primary objectives of the Phase III trial, which randomized 1,030 women with metastatic breast cancer, were to compare time to disease progression and survival between patients receiving Theratope vaccine and those on the control vaccine arm of the study. The results of the final analysis of the trial, announced in June 2003, did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of over 300 patients in the treatment group, women on hormonal treatment following chemotherapy, showed a favourable trend to improvement in survival.

Biomira and its collaborative partner, Merck KGaA of Darmstadt, Germany, through its U.S. affiliate EMD Pharmaceuticals, Inc., undertook subset analysis of the data for this group to better understand the mechanism of action. Results for the subgroup of patients on hormonal therapy showed a median time to disease progression of 8.3 months for patients treated with Theratope versus 5.8 months for those patients on control. The median survival was 38.2 months in the Theratope arm versus 30.7 months in the control arm, a difference of 7.5 months.

Although the Companies do not believe that the current data will support a registration, further analyses are being conducted to determine a mechanism of action to explain how this subset of women appeared to benefit from Theratope. The Company’s current focus will be to complete the hormonal treatment subset analysis from the Theratope Phase III trial, and depending on the findings, to initiate formal discussions with the key regulatory agencies for the purpose of clarifying clinical development strategy. If the findings indicate a significant clinical benefit that warrants confirmatory trials, the Companies will assess the parameters for further studies. As the interaction between Theratope and the hormone treatment regimen becomes better understood, the findings should provide the Companies with a solid clinical basis for formal discussions with regulatory authorities towards moving the product forward. These discussions with regulatory authorities could occur in the second half of 2004. Biomira has also launched clinical studies to investigate opportunities for Theratope in other cancer indications and in concert with other treatment programs. In October 2002, a second Phase II trial for Theratope was initiated for women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex™ (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these patients. Although this is a different patient group, results from this study may provide further insight into the results of the subset analysis of the hormonal treatment group from the Phase III clinical trial.

Biomira’s other late stage product candidate, L-BLP25, has completed a Phase IIb 171 patient clinical trial in Stage IIIb and Stage IV non-small cell lung cancer patients. Results from this trial were announced in early April 2004. Results indicate that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. This compelling clinical data showed that the median survival was 17.4 months for patients on the vaccine arm versus 13 months on the control arm.

From a clinical standpoint, what is also important is that when looking at the two-year survival for Stage IIIb locoregional patients, those patients with a lower burden of disease, the percentages were 60 per cent for the vaccine arm (median survival not yet reached) versus 36.7 per cent for the control arm (median survival of 13.3 months). In the overall patient population, where we include patients with higher stages of disease, those patients with Stage IIIb plural effusion and Stage IV cancer, the percentages are 43.2 per cent for the vaccine arm versus 28.9 per cent for the control arm.

In the near term, it is expected that the Company’s primary efforts will focus on the clinical advancement of its lead product candidates to position them for further testing and possible registration. At the same time, the Company will continue to investigate all opportunities for collaboration and/or in-licensing with respect to those technologies that are complementary to its core platforms that demonstrate strong potential for commercialization.

Business Strategy

Biomira’s corporate strategy with respect to core proprietary technologies has been to retain sole ownership until the programs are closer to commercialization to allow negotiation of potential alliances on more favourable terms. The collaboration with Merck KGaA exemplifies this philosophy. The terms of the collaboration validated the Company’s strategy to retain the rights to its core technologies and to take a lead role in both the development and regulatory processes. At the same time, Biomira benefits from the collaboration through leveraging the expertise and experience of Merck KGaA in the development and commercial phases of the product strategy.

Biomira recently announced a new collaboration with Prima BioMed Ltd. (Prima BioMed) of Melbourne, Australia and its subsidiary, CancerVac Pty Ltd. (CancerVac), for the development and commercialization of CancerVac’s most advanced cancer vaccine product candidate. Biomira will provide CancerVac with access to certain licensed rights to a protein called MUC1 in relation to CancerVac’s Mannan-MUC1 fusion protein immunotherapeutic. CancerVac has developed an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection of the cells into the patient. CancerVac plans to initiate patient recruitment into a Phase IIa trial in patients with metastatic ovarian cancer in the second quarter of 2004.

With respect to non-core technologies in its pipeline, the Company is currently evaluating potential opportunities for these programs, including out-licensing and partnering arrangements.

Concurrent with its clinical development initiatives, Biomira will undertake only those pre-commercialization activities that are critical to support a potential rapid market launch in the event of product approval, pending the outcome of the pivotal trials for Theratope and L-BLP25 and discussions with the regulatory agencies with respect to their advancement.

Results of Operations

Overview of 2003

Consolidated net losses for the years 2003, 2002, and 2001 were $19.0 million, $31.4 million, and $38.7 million, respectively. The positive trend in financial performance over the past three years is primarily attributed to declining clinical development expenditures that reflect the maturity of Biomira’s late stage product candidates, as well as the decision to in-license promising technology rather than funding internal research and development. For 2003, the $12.4 million or 39% decrease in the year over year loss came mainly from a $13.6 million reduction in research and development expenditures in 2003, plus lower general and administrative, marketing and business development, and amortization expenses of $1.2 million, $0.8 million and $0.9 million, respectively. A reduction in revenues of $1.9 million and $2.3 million in investment and other income offset the cost savings. Included in the net loss for 2002 was a non-recurring charge of $2.5 million related to the Company’s cost reduction initiative announced in October 2002.

Revenues

Revenues from operations for the years ended 2003, 2002, and 2001 were $3.4 million, $5.3 million, and $7.3 million, respectively. The majority of the 2003 decrease of $1.9 million or 36% from the prior year stems from lower Merck KGaA collaborative funding revenue of $1.7 million related to reduced clinical expenditures as the Theratope Phase III trial wound down in the first half of 2003. The remaining decrease is due to lower licensing, royalty, and other revenues of $229,000 due to a one-time research contract in 2002.

Operating revenues were generated largely from research and development contracts, out-licensing agreements, and royalties, while non-operating revenues consisted primarily of investment income. Operating revenues are not expected to increase significantly until certain milestone payments tied to clinical success have been earned, and commercialization of one or more of the Company’s products has occurred. Pending these outcomes, the Company will continue to explore licensing opportunities and collaborative alliances for emerging technologies in its pipeline that may contribute to future revenue generation.

Operating expenses

Research and development

For the three years ended 2003, 2002, and 2001, the Company incurred $14.7 million, $28.3 million, and $42.1 million respectively in direct research and development costs. The lower 2003 research and development expenditures compared to 2002, a decrease of $13.6 million or 48%, are attributable to significantly lower clinical development and manufacturing expenses as the Theratope Phase III trial wound down around mid-year, coupled with cost savings from the 2002 cost reduction initiative. Approximately $8.3 million or 56% of gross research and development costs incurred in 2003 (2002 — $15.5 million or 55% respectively) were directly associated with the Theratope program. Included in 2002 expense was a $1.9 million restructuring charge related to workforce reduction and facility exit costs.

General and administrative

General and administrative expenses for 2003, 2002, and 2001 were $5.9 million, $7.1 million, and $7.5 million, respectively. The 2003 expenditures represent a decrease of 17% over the previous year due primarily to cost savings from the restructuring announced in late 2002, as well as planned spending cutbacks.

Marketing and business development

Marketing and business development expenses, $1.3 million in 2003, $2.1 million in 2002, and nil for 2001, represent program expenditures associated with the development of Biomira’s internal marketing capabilities, as well as marketing activities related to Theratope jointly undertaken and co-funded with Merck KGaA under the terms of the collaborative agreement. The 2003 decrease of $819,000 or 38% from the prior year results from pre-commercialization activities initiated in 2002 that were subsequently deferred following the June 2003 Theratope Phase III final analysis.

Amortization of capital assets

In 2003, amortization of capital assets of $446,000, compared to $1,349,000 in 2002 and $1,285,000 in 2001, was lower than 2002 by $903,000, due largely to a one-time impairment charge of $420,000 in 2002 on non-recoverable leasehold improvements and redundant assets from the downsizing of Biomira’s U.S. operations. The remaining variance with respect to 2002, and the bulk of the variance relating to 2001, arises from full amortization of some assets in 2003, coupled with significant reductions in capital spending in 2003 compared to prior years.

Investment and other (expense) income

Investment revenue of $1.0 million in 2003, down from $2.2 million in 2002, and $3.8 million in 2001, is attributable to lower average investment balances in 2003 coupled with lower portfolio returns and continued market instability. Offsetting investment income was a net foreign exchange loss of $1.3 million on U.S. dollar holdings due to the appreciation of the Canadian dollar against the U.S. dollar, compared to a 2002 loss of $208,000 and a gain of $736,000 in 2001.

With ongoing redemption of investments, coupled with analyst expectations of continuing low market yields for 2004, the Company anticipates that, in the coming year, investment income will be at approximately the same level of return as in 2003. Should new financings be

Management’s Discussion and Analysis of Financial Condition and Results of Operations

completed during 2004 and in subsequent years, incremental investment income will be commensurate with the funds raised.

Liquidity and Capital Resources

Liquidity

As at December 31, 2003, Biomira’s cash and cash equivalents and short-term investments were $41.5 million compared to $37.2 million at the end of 2002, an increase of $4.3 million or 12%. Major contributors to the net change included $36.3 million in new financing, offset by $23.9 million used in operations, and $8.1 million used for the retirement of obligations relating to convertible debentures and capital leases.

Working capital increased by $8.7 million over 2002, to $37.8 million from $29.1 million, with $4.3 million from the increase in cash reserves, and the rest coming from a $5.2 million reduction in current liabilities, largely in clinical development costs. During 2003, the Company used $23.8 million (2002 — $36.4 million; 2001 — $23.9 million) for operating activities, a $12.6 million or 35% decrease from the prior year, driven by lower clinical expenditures and headcount reductions.

Over the term of the convertible debentures, with Biomira’s low share price being a major factor, the Company had elected to repay principal and interest instalments entirely in cash to mitigate dilution of share value for investors. The retirement of the debentures in May 2003 eliminated approximately $1.3 million of committed cash flow per month for the remainder of 2003 compared to the previous year.

Given overall lower cash burn, and assuming no significant change to the current level of operations, the Company believes that it has sufficient cash reserves to operate well into 2005. Should discussions with the regulatory agencies lead to Phase III registration trials for L-BLP25 and/or Theratope, the Company will seek additional financing to support the additional expenditures associated with these pivotal Phase III trials. These trials could commence as early as 2005.

Financing

During 2003, the Company raised $2.4 million by issuing 1,366,817 common shares under the terms of the 1999 U.S. $100 million equity line, compared to $4.2 million and 1,229,012 shares, respectively, in 2002. Over the term of the facility, which had been the Company’s primary financing vehicle until June 2003, $76 million in financing was raised through issuance of 7.5 million shares.

Anticipating future funding requirements to complete its clinical programs, Biomira registered a U.S. $150 million Base Shelf Prospectus with certain securities commissions in Canada and the U.S. Securities and Exchange Commission in April 2002. Due to continuing market weakness and Biomira’s low share price, which substantially restricted availability of financing on acceptable terms, the Company did not access this facility in 2002. In the spring of 2003, improved conditions were conducive to utilizing the Shelf Prospectus.

In May 2003, Biomira completed an $8.0 million (U.S. $5.5 million) equity offering consisting of 4,824,562 common shares and 814,815 detachable warrants. Also in May 2003, a second placement raised gross proceeds of $5.2 million (U.S. $3.7 million) through issuance of 3,245,614 common shares and 548,148 detachable warrants. For both offerings, which were fully subscribed, the share units were priced at U.S. $1.14, and the warrants at U.S. $1.66. The warrants expire two years after the issue date if not exercised. After total issue costs of $737,000, net proceeds were $12.4 million. In addition to an underwriting commission of 4%, the placement agent received 80,702 warrants with a strike price of U.S. $1.74, expiring two years from date of issuance.

In October 2003, the Company completed a third equity financing for $21.8 million (U.S. $16.3 million) through issuance of 9,000,000 shares and 2,070,000 detachable warrants. This placement was priced at U.S. $1.81, with the warrants set at an exercise price of U.S. $2.30; these warrants also expire approximately two years from date of issuance. Net proceeds, after deducting total issue costs of $999,000, were $20.8 million. Compensation of the placement agent was the 4% underwriting commission plus 30,000 warrants at a strike price of U.S. $2.30, expiring approximately two years from date of issuance.

Capital resources

From inception, Biomira has financed its research and development, operations, and capital expenditures primarily through public and private sales of its equity securities, licensing and collaborative arrangements, and investment income. To maximize value from its capital resources and ensure overall financial stability, Biomira maintains a comprehensive financial planning, budgeting, monitoring, and governance system that imposes a disciplined approach to fiscal management. The Company’s investment guidelines of capital preservation and security of income restrict the portfolio to holding only liquid, investment-grade securities with maturities aligned to projected cash requirements.

Under the U.S. $150 million Base Shelf Prospectus, just under U.S. $125 million is still available for future financings until its expiry in May 2004. In addition, there are 4.25 million warrants outstanding, at a weighted-average exercise price of U.S. $3.74. Based on Biomira’s NASDAQ closing share price of $1.69 on December 31, 2003, approximately 1.096 million warrants, expiring in April and May, 2005, were in the money, representing approximately $2.4 million (U.S. $1.8 million) if fully exercised. Assuming continuing investor support for Biomira’s equity offerings, the Company intends to pursue future financing opportunities through either a new Shelf Registration, or a similar financing vehicle.

To meet future requirements, the Company intends to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The dynamics of the biotechnology sector, and in particular the uncertainty inherent in the Company’s clinical programs, may make it difficult to raise significant new capital at reasonable cost. Consequently, the Company’s ability to generate additional cash is contingent on many external factors beyond the control of the Company, as described in “Risks and Uncertainties.” Should sufficient capital not be raised, the Company may have to delay, reduce the scope of, eliminate, or divest one or more of its lead technologies or programs and related personnel, any of which could impair the current and future value of the business.

Contractual Obligations and Contingencies

In its continuing operations, the Company has entered into long-term contractual arrangements from time to time for its facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The following table presents contractual obligations arising from these arrangements currently in force over the next ten years:

	Payments Due by Year
($000s)	2004	2005 to 2006	2007 to 2008	2009 to 2013	Total
Operating leases — premises	646	165			811
Operating leases — equipment	20	26			46
Capital lease obligations	113				113
Licensing fees and royalties	420	65	65	162	712
Other long-term obligations	26				26

Total contractual obligations	1,225	256	65	162	1,708

Other than leases for premises and equipment, the Company has no long-term debt obligations. Although the corporate facilities lease will expire in 2005, the Company fully expects to renew at approximately the same rates and terms; or alternatively, negotiate other premises on similar commercial terms.

With the exception of capital leases, the obligations described above are non-cancellable operating leases or commitments that do not meet the criteria for accounting recognition of an asset and an obligation under CICA Handbook section 3065 Leases. The contractual terms provide for periodic lease payments and return of the equipment at the end of the lease. For the current fair values of the Company’s capital leases, refer to Note 17 Financial Instruments in the notes to the 2003 consolidated financial statements.

Under certain licensing arrangements for technologies incorporated into Biomira’s product candidates, the Company is contractually committed to payment of ongoing licensing fees and royalties, as well as contingent payments when certain milestones as defined in the agreements have been achieved. Except for these commitments under licensing agreements, there are no continuing and unconditional purchase obligations for goods and services at this time.

With respect to its contingent liabilities, the Company settled the litigation relating to HealthVISION Corporation in March 2004. The plaintiff initiated a civil action in January 1996 pursuant to specific and general representations and warranties that the Company had provided in conjunction with the sale of its investment in HealthVISION Corporation to the plaintiff in February 1994. Details of the litigation have been disclosed in Note 16 Contingencies, Commitments, and Guarantees of the notes to the 2003 consolidated financial statements.

Key Value Drivers

At the start of 2004, the Company believes that it has in place several key value drivers that may increase shareholder value in the future. Most important are the Company’s mature technologies, whose success is contingent on clinical validation of the underlying science and approval by the regulatory authorities. The value drivers for these late stage products include: market potential for L-BLP25; the potential clinical advancement for both L-BLP25 in NSCLC and potentially other cancer indications and Theratope in patients on hormone therapy; out-licensing opportunities for early stage product technologies; and a strong and established corporate alliance with Merck KGaA. Biomira has also established a collaborative arrangement with Prima BioMed and its subsidiary CancerVac of Melbourne, Australia. This collaboration could lead to the development of a second product candidate for the MUC1 protein. The commercial potential of these products are considered to be key drivers for building long-term shareholder value. However, adverse clinical results for the Company’s product candidates could significantly erode their underlying value, and other value drivers as well.

In the Company’s view, its other value drivers enable it to exploit its leading technologies in synthetic cancer vaccines. These competitive advantages include, among others, Biomira’s strong intellectual and human capital, a lean and focused work force, proven management, a successful track record in conducting large-scale multinational clinical trials, and well-established financing relationships and access to risk capital. If Biomira is to realize its strategic vision to develop novel and effective treatments for cancer, the future success of the Company will largely depend on focusing the creative talents and energy of its employees on the overarching goal — the timely and prudent commercialization of its intellectual property.

Through a global development and North American co-promotion agreement with Merck KGaA executed in 2001, Biomira is able to capitalize on the strengths of a major partner in product development, manufacturing, and commercialization of new products. Since inception, this relationship has solidified through close functional collaboration on a number of fronts, including clinical, regulatory, marketing, and finance. Merck KGaA’s representation on the Biomira board of directors deepens the commitment of the parties to this relationship. Through the Prima BioMed / CancerVac collaboration recently concluded, the Company has established another important driver for future value creation.

On the supply side, the Company has made a strategic choice not to invest in internal capability to manufacture commercial quantities of pharmaceutical products, but to outsource its product manufacturing requirements. Consequently, Biomira retains strategic flexibility to commit capital and resources opportunistically. The ability to negotiate value-added supply agreements with various contract manufacturing and distribution companies capable of meeting rigorous quality specifications and commercial scale demand, and to manage these relationships effectively, will be critical to future success.

Financing is both a key element of corporate strategy as well as a critical resource in executing that strategy. Biomira has had demonstrable success in attracting, and establishing relationships with, risk capital providers. Biomira registered a U.S. $150 million Base Shelf Prospectus in 2002 in Canada and the U.S., with $33.2 million ($U.S. $25.5 million) in new equity realized to date through this vehicle. Should new clinical trials be required, and market conditions are conducive for another round of financing, the Company will consider registration of a new Base Shelf Prospectus or similar financing vehicle. Ultimately, access to financing as a key value driver will depend on a compelling investment story — success in all facets of the Company’s business including research, clinical development, management performance, strategic partnerships, and financial results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook

The Company expects that clinical development expenses will be lower in 2004 due to winding up the Theratope Phase III trial. Biomira’s strategy for Theratope will be heavily dependent on the results of formal discussions with the regulatory authorities regarding the large pre-stratified subset of patients that appeared to show clinically important survival benefit while on hormonal treatment following chemotherapy.

Another critical event in determining Biomira’s future clinical direction was the release of the positive Phase IIb results for L-BLP25. These results could lead to the commencement of a Phase III registration trial in NSCLC. There is also potential for additional clinical trials involving Theratope. Both vaccines could also be considered for potential use in other cancer indications. All of these scenarios would increase clinical trial spending over several years. Consequently, Biomira anticipates losses for the foreseeable future as its lead product candidates undergo further clinical assessment and/or development.

Management believes that the Company’s cash and short-term investments, together with expected cash inflows from royalties, collaborative funding arrangements, and investment income, will be sufficient to meet operating and capital requirements into 2005. However, as plans are developed for a potential pivotal Phase III registration trial for L-BLP25 in NSCLC, and the outcome of the Theratope Phase II study in women treated with hormonal therapy become known and future plans developed, research and development expenditures could increase significantly, necessitating new financing.

The Company’s ability to generate cash in 2004 and beyond will depend on several factors. Among others, these include clinical and regulatory support for the further development of Theratope and L-BLP25; the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for its products; and the value and timing of securing licensing and collaborative arrangements in building the Company’s pipeline.

The coming year will be critical in shaping the Company’s future direction, hinging on its ability to develop a viable product strategy and to attract ongoing investment. Management remains firmly committed to its long-term goal to deliver value for the shareholders.

Except for historical information, certain matters discussed in this section are by their nature forward-looking and are therefore subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made. Some of these risks and uncertainties are inherent to the biotechnology industry, while others are specific to Biomira; some of these factors are predictable or within the control of the Company, others not. These include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for the Company’s products; availability of capital or other funding; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Risks and Uncertainties

Based on ongoing assessment of its risk profile, the Company has concluded that there has been no material change in the nature and magnitude of the risks described below, except as noted otherwise.

The future performance of Biomira is contingent on a number of critical factors: the Company’s success in bringing new products to the marketplace; the Company’s ability to generate royalty or other revenues from licensed technology; its ability to generate positive cash flow from operations and equity financing; and maintaining effective collaborative relationships. In addition, future success will depend on the efficacy and safety of the Company’s products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. After overcoming regulatory and patent hurdles, in order to succeed Biomira must continue to secure adequate manufacturing capacity to produce commercial quantities of its products, ensure that the processes and facilities of its manufacturing partners meet regulatory standards for production quality, and develop an effective distribution and marketing network. Commercial viability requires widespread acceptance of the Company’s products by the medical community, as well as by a majority of health care plans and payers in the key markets. Last, but not least, over the long term operating effectiveness depends critically on the Company’s ability to recruit, retain, and develop human resources, which is exposed to the risks and uncertainties of a tight labour market for unique skills relating to biotechnology research, development, and management.

There can be no assurance that new competitive products will not be more efficacious, brought to market sooner and/or marketed more effectively, or at lower cost, than any that the Company may develop. Competitors may also be able to develop non-patent infringing product strategies that may be as good as or better than the Company’s patent-protected products. Biomira believes that it has strong proprietary and/or patent protection, or the potential for strong patent protection, for a number of its products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries.

As part of its risk management strategy, Biomira transfers some risks through its insurance program. Notwithstanding a difficult market for insurance, in addition to standard business risks Biomira has obtained aggregate blanket insurance coverage of $18 million (U.S. $10 million and CAD $5 million excess liability) for potential clinical trial liability. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial insurance coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future.

The Company’s investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as to overall market conditions. The Company also has exposure to exchange risk through its collaboration revenues, licensing and royalty commitments, product manufacturing costs, clinical development expenses, and both subsidiary operations and statement translation. Of the Company’s total expenditures in 2003, a significant portion was denominated in U.S. currency. Since the Company’s primary cash flows from collaboration revenues and the Shelf Prospectus are likewise denominated, they partially offset U.S. cash requirements. The Company minimizes its exchange risk through prudent cash management to ensure that foreign currency requirements and surpluses are effectively aligned; and, from time to time, Biomira may engage in hedging or use derivatives to manage specific financial exposures. However, the Company does not use derivatives solely for speculative or trading purposes.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for low inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, the Company’s debt obligations, primarily capital and operating leases at this time, have fixed rates over the terms of the commitments.

Due to the inherent uncertainty in the Company’s business prospects and of the life sciences sector in general, the equity markets have amplified the company risk factor for Biomira. Biomira’s share price is subject to equity market price risk, which may result in significant market speculation and volatility of trading. Given the current low share price and the possibility of further decline, there is a risk that future issuance of common shares under the remainder of the U.S. $150 million Shelf Prospectus, which expires May 2004, and the potential exercise of stock options and warrants, may result in material dilution of share value, which may then lead to even lower share prices. Finally, the investment guidance and decisions of securities analysts and major investors in response to the Company’s financial or scientific results, and/or the timing of such results and expectations about future prospects, could also have a significant effect on investor support, future share price, and availability of financing opportunities.

Critical Accounting Policies and Accounting Estimates

The Company has adopted several accounting policies in accordance with Canadian GAAP, application of which requires management to make assumptions and estimates that could significantly affect the results of operations and financial position. The current accounting policies and future changes are discussed below.

Revenue recognition

Licensing, royalty, and contract research revenues are recognized as services are performed under the terms of the related contractual agreements. Currently, Biomira also earns revenue from collaborative agreements, which typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Application of this policy affects primarily the timing, rather than the amount, of revenue recognition for upfront payments. Such upfront payments from collaborative agreements are amortized over the estimated product life cycle, as this is determined to best match the future benefits derived from such agreements.

Research and development

Under current accounting standards, the Company must expense all research costs, which may include technology access fees related to the use of proprietary third party technologies, as incurred. Certain product development costs may be deferred and amortized once technical and market viability have been established.

To date, no product research and development costs have been deferred. As the Company does not currently have any approved products, there has been no economic or accounting rationale for deferring such costs. Should the regulatory agencies approve a clinical product, management will review qualifying development costs to determine an appropriate amount for deferral. Furthermore, a realistic commercial life must be estimated. Consequently, earnings will be significantly impacted in the period that such costs are capitalized, and also in each subsequent accounting period as they are amortized.

Reporting currency and foreign currency translation

Biomira uses the Canadian dollar as its functional and reporting currency. In accordance with Canadian GAAP, the Company applies the temporal method of translation for its integrated foreign operations, which is based on the Canadian dollar as the unit of measure for assets, liabilities, revenues, and expenses. This method requires that monetary items be translated at the exchange rate in effect as at the balance sheet date, while non-monetary items are translated at their historical exchange rates. Revenues and expenses are translated at the exchange rates in effect when they occur, while amortization and depreciation of assets use the same historical rate as the assets to which they relate.

Stock-based compensation

As permitted under Canadian GAAP, the Company has elected to continue measuring compensation costs based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized under the stock option plan.

However, proposed changes to the accounting standard effective in 2004 would require that all stock options be expensed at fair value on the grant date, as described in the following section.

Impact of new accounting pronouncements

In December 2003, amended CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments will require recognition of all stock options at fair value and eliminate the pro forma disclosure election. The amended standard will be effective for fiscal years beginning after January 1, 2004, affecting primarily employee stock-based transactions. Remaining unchanged is the requirement to expense stock-based compensation for non-employees, equity-settled appreciation rights, and awards settled in cash or other assets that was in effect for fiscal years beginning after January 1, 2002. The new standard prescribes retroactive application upon adoption by the Company in 2004. Retroactive application requires an adjustment to opening retained earnings for compensation expense arising from options granted since January 1, 2002 and restatement of prior periods presented. The Company does not expect that implementing this standard in 2004 on a retroactive basis will be materially different from the pro forma disclosure in Note 9 of the 2003 consolidated financial statements.

In November 2003, CICA Handbook section 3860 Financial Instruments — Disclosure and Presentation was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. As such obligations indicate a debtor/creditor relationship rather than an ownership one, their current treatment, as equity instruments, is inconsistent with the substance of the relationship. The amendments to CICA 3860 are expected to be effective for fiscal years beginning after November 1, 2004, and would be applied retroactively, thus requiring restatement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Except for historical information, certain matters discussed in this document are by their nature forward-looking and are therefore subject to risks and uncertainties, which may cause actual results to differ materially from forward-looking statements. Various factors could cause actual results to differ materially from projections, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. A detailed description of the Company’s risks and uncertainties is included in its filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Additional Company Information

Further information on Biomira Inc. may be found in its regulatory filings, including its Annual Information Form, quarterly reports, and proxy circulars filed with the Canadian securities commissions through SEDAR at www.sedar.com. The Company’s filings with the U.S. Securities and Exchange Commission may be obtained through EDGAR on the SEC’s web site at http://www.sec.gov/edgar/searchedgar/companysearch.html.

Supplemental Information

Selected Annual Information
(expressed in 000s, except per share data)

	2003	2002	2001
Statement of Operations
Total revenues	$3,416	$5,304	$7,336
Total expenses	$22,387	$38,901	$50,885
Other (expense) income	$(3)	$2,238	$4,870
Net loss	$(18,974)	$(31,359)	$(38,679)
Net loss per share	$(0.31)	$(0.68)	$(0.75)
Weighted-average number of common shares outstanding	62,498	52,996	51,502
Balance Sheet
Working capital	$37,810	$29,063	$71,457
Total assets	$43,065	$39,969	$89,189
Total long-term liabilities	$30	$126	$293
Shareholders’ equity	$31,750	$22,289	$64,588
Common shares outstanding	72,545	53,796	52,377

Summary of Quarterly Results
(expressed in 000s, except per share data)

	Q1	Q2	Q3	Q4	Annual
2003
Total revenues	$1,166	$897	$679	$674	$3,416
Research and development costs	$4,122	$4,292	$3,433	$2,853	$14,700
Net loss	$(4,360)	$(5,532)	$(4,450)	$(4,632)	$(18,974)
Net loss per share	$(0.09)	$(0.09)	$(0.08)	$(0.07)	$(0.31)
Common shares outstanding	54,226	63,542	63,546	72,545	72,545
Weighted-average number of common shares outstanding	54,019	56,910	59,145	62,498	62,498
2002
Total revenues	$1,255	$1,393	$1,380	$1,276	$5,304
Research and development costs	$6,579	$7,114	$6,978	$7,633	$28,304
Net loss	$(7,573)	$(7,828)	$(7,408)	$(8,550)	$(31,359)
Net loss per share	$(0.17)	$(0.18)	$(0.16)	$(0.18)	$(0.68)
Common shares outstanding	52,568	52,982	53,378	53,796	53,796
Weighted-average number of common shares outstanding	52,491	52,633	52,817	52,996	52,996

Outstanding Share Data

As at March 31, 2004, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A Preference Shares (non-voting)	12,500
Class B Preference Shares (non-voting)	nil
Common shares	72,558,982
Convertible equity securities:
Stock options	4,362,597
Warrants	4,251,999

Upon exercise, the stock options and warrants are convertible into an equal number of common voting shares. Had the stock options and warrants been fully exercised, the aggregate number of common shares outstanding would be 81,173,578 as at March 31, 2004.

For details relating to the stock options and warrants, please refer to Notes 9 and 8, respectively, of the notes to the 2003 audited consolidated financial statements.

Consolidated Financial Statements

Management Responsibility for Financial Reporting

The accompanying consolidated financial statements of Biomira Inc., and all information presented in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which differ in some respects from those used in the United States. The significant differences in accounting principles, as they pertain to the financial statements, are identified in the related notes. The financial statements include some amounts that are based on best estimates and judgments of management. Financial information used elsewhere in this annual report is consistent with that in the financial statements.

To further the integrity and objectivity of data in the financial statements, the management of the Company has developed and maintains a system of internal accounting controls, which management believes will provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for oversight of the financial statements in this annual report principally through its Audit Committee. The Board appoints the Audit Committee and the majority of its members is comprised of outside and unrelated directors. In addition to being independent of management, at least one member of the Audit Committee must be qualified as a financial expert as required under the Sarbanes-Oxley Act of 2002. The committee meets periodically with management as well as quarterly with the external auditors, to discuss internal controls over the financial reporting process and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual financial statements, and the external auditors’ report. The committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Company’s auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the shareholders’ auditors, Deloitte & Touche LLP.

T. Alexander McPherson, MD, PhD President and Chief Executive Officer	Edward A. Taylor, CGA Vice President Finance and Administration and Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Edmonton, Alberta, Canada
February 20, 2004

Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. Changes in accounting principles are described in Note 3 to the financial statements. Our report to the shareholders, dated February 20, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Edmonton, Alberta, Canada
February 20, 2004

Consolidated Balance Sheets

As at December 31
(expressed in thousands of Canadian dollars, except share amounts)

	2003	2002
ASSETS
CURRENT
Cash and cash equivalents	$24,062	$8,507
Short-term investments	17,443	28,682
Accounts receivable (Note 4)	459	1,207
Prepaid expenses	460	497

	42,424	38,893
CAPITAL ASSETS (Note 5)	641	1,076

	$43,065	$39,969

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 6)	$3,453	$8,580
Current portion of capital lease obligation (Note 7)	108	169
Accrued interest on convertible debentures (Note 10)	—	28
Current portion of deferred revenue (Note 12)	1,053	1,053

	4,614	9,830
CAPITAL LEASE OBLIGATION (Note 7)	—	96
DEFERRED REVENUE (Note 12)	6,671	7,724
CLASS A PREFERENCE SHARES (Note 8)	30	30

	11,315	17,680

CONTINGENCIES, COMMITMENTS, AND GUARANTEES (Notes 7 and 16)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)
Issued and outstanding — 72,545,232 and 53,795,573	359,643	328,537
Convertible debentures (Note 10)	—	7,614
Warrants (Note 8)	8,555	3,338
Contributed surplus	8,901	8,901
Deficit	(345,349)	(326,101)

	31,750	22,289

	$43,065	$39,969

(See accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD

Director	Director

Consolidated Statements of Operations

Years ended December 31
(expressed in thousands of Canadian dollars, except share amounts)

	2003	2002	2001
REVENUE
Contract research and development (Note 12)	$2,309	$3,967	$4,851
Licensing revenue from collaborative agreements (Note 12)	1,053	1,054	703
Licensing, royalties, and other revenue	54	283	1,782

	3,416	5,304	7,336

EXPENSES
Research and development	14,700	28,304	42,117
General and administrative	5,920	7,108	7,483
Marketing and business development (Note 12)	1,321	2,140	—
Amortization of capital assets	446	1,349	1,285

	22,387	38,901	50,885

OPERATING LOSS	18,971	33,597	43,549

Investment and other (expense) income (Note 14)	(295)	1,990	4,579
Interest expense (Note 7)	(20)	(43)	(33)
Gain on disposal of capital assets	61	—	—

LOSS BEFORE INCOME TAXES	19,225	31,650	39,003

Income tax benefit (Note 15)	251	291	324

NET LOSS	$18,974	$31,359	$38,679

BASIC AND DILUTED LOSS PER SHARE (Note 11)	$0.31	$0.68	$0.75

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	62,497,986	52,996,080	51,502,189

Consolidated Statements of Deficit

Years ended December 31
(expressed in thousands of Canadian dollars)

	2003	2002	2001
DEFICIT, BEGINNING OF YEAR	$326,101	$290,116	$251,192

Net loss for the year	18,974	31,359	38,679
Accretion of convertible debentures (Note 10)	713	4,036	—
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures (Notes 10,14)	(439)	590	245

DEFICIT, END OF YEAR	$345,349	$326,101	$290,116

Consolidated Statements of Cash Flow

Years ended December 31
(expressed in thousands of Canadian dollars)

	2003	2002	2001
OPERATING
Net loss	$(18,974)	$(31,359)	$(38,679)
Amortization of capital assets	446	1,349	1,285
Gain on disposal of capital assets	(61)	—	—
Unrealized foreign exchange loss (gain) on cash and cash equivalents	189	(39)	(128)
Change in deferred revenue	(1,053)	(1,054)	9,831
Net change in non-cash balances from operations:
Accounts receivable	733	194	(989)
Prepaid expenses	37	(28)	(17)
Accounts payable and accrued liabilities	(5,127)	(5,419)	4,838

	(23,810)	(36,356)	(23,859)

INVESTING
Decrease (increase) in short-term investments	11,239	33,661	(13,416)
Purchase of capital assets	(12)	(265)	(662)
Proceeds from disposal of capital assets	77	—	—

	11,304	33,396	(14,078)

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	36,323	4,940	29,009
Proceeds from convertible debentures, net of financing costs (Note 10)	—	(24)	22,206
Repayment of convertible debentures (Note 10)	(7,826)	(15,213)	—
Interest on convertible debentures (Note 10)	(91)	(860)	—
Repayment of capital lease obligation	(156)	(204)	(198)

	28,250	(11,361)	51,017

NET CASH INFLOW (OUTFLOW)	15,744	(14,321)	13,080

Effect of exchange rate fluctuations on cash and cash equivalents	(189)	39	128

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,555	(14,282)	13,208
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,507	22,789	9,581

CASH AND CASH EQUIVALENTS, END OF YEAR	$24,062	$8,507	$22,789

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$20	$43	$35
Amount of income taxes paid in the year	$5	$—	$—

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the Company) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer, applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which do not differ materially from those applied in the United States, except as disclosed in Note 18.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly owned subsidiaries, Biomira USA Inc., Biomira International Inc., and Biomira Europe BV on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

Cash flows associated with short-term investments are presented on a net basis in the cash flow statement as they meet the Canadian Institute of Chartered Accountants (CICA) Handbook criteria for such treatment.

Derivative financial instruments

The Company does not generally utilize derivative financial instruments. However, the Company may use foreign exchange forward contracts in order to reduce the impact of fluctuating foreign currency exchange rates on its foreign currency denominated cash, cash equivalents, and short-term investments. These foreign exchange forward contracts are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are recorded at the lower of cost or market whereby gains are recognized upon realization, losses when identified, and both are included in investment and other income in the consolidated statements of operations.

The Company’s policy is not to utilize derivative instruments for trading or speculative purposes.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Computer software and equipment	33 1/3%
Office equipment	20%
Leasehold improvements	Term of the lease plus one renewal
Manufacturing equipment	25%
Leased equipment	Term of the lease

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge equal to the difference between the carrying value and estimated future undiscounted cash flows, when it is probable that the estimated future undiscounted cash flows of the underlying assets will be less than the carrying value of the assets.

Goodwill and other intangible assets

Indefinite life assets such as goodwill and other intangible assets are initially recognized and carried at cost. Such assets are not amortized, but are reviewed annually for impairment, or when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such review indicates that estimated future cash flows or benefits associated with these assets would not be sufficient to recover their carrying value, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

As at December 31, 2003, no goodwill or other intangible assets have been recorded on the Company’s balance sheet.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Research and development costs

The Company expenses research costs, which include technology access fees related to the use of proprietary third party technologies, as incurred.

Certain product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment.

To date, no development costs have been deferred.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other income or expense.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

Stock-based compensation

The Company sponsors a stock-based compensation plan that is described in Note 9.

The Company measures compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise prices of the options approximate market value at the grant date, no compensation expense has been recognized to date under the stock option plan. Under the current standard, companies that elect a method other than fair value accounting are required to disclose pro forma net income and earnings per share information as if the fair value method of accounting had been used. This disclosure only applies to options granted after December 31, 2001.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Any consideration paid by option holders for the purchase of stock is credited to share capital. If share options are repurchased from the holder, the consideration paid is charged to retained earnings.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

Earnings per share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the year. Interest, carrying costs, accretion charges, and foreign exchange gains and losses on repayments of principal and interest associated with convertible debentures are deducted from net earnings for the purpose of calculating earnings per share available to common shareholders.

Diluted earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the “if converted” method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

3.	ACCOUNTING POLICY CHANGES

Accounting standards adopted in the current year

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Disposal of long-lived assets and discontinued operations

In 2003, the Company adopted amended CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which is effective for disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The revised section establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial section amounts for operating losses that have not yet occurred. Additionally, the revised section expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction.

There is no material impact on the consolidated financial statements resulting from adoption of Section 3475 in the current year.

Hedging relationships

Effective January 1, 2003, the Company adopted the recommendations of CICA Accounting Guideline 13 (AcG-13), Hedging Relationships, which requires that, in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships do not meet these requirements, hedge accounting must be discontinued.

There is no material impact on the consolidated financial statements from the adoption of AcG-13 either in the current year or the prior years presented.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	ACCOUNTING POLICY CHANGES (continued)

Disclosure of guarantees

Effective January 1, 2003, the Company adopted the recommendations of CICA Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which describes the nature and types of guarantees, provides examples of those guarantees covered by the scope of AcG-14, and details the prescribed disclosures.

There is no material impact on the consolidated financial statements resulting from the adoption of AcG-14 either in the current year or the prior years presented.

Accounting standards effective in future years

Asset impairment

In December 2002, the Accounting Standards Board (AcSB) issued CICA Handbook Section 3063, Impairment of Long-Lived Assets, effective for fiscal years beginning on or after April 1, 2003. Section 3063 requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

The Company does not expect that implementation of this pronouncement will have a material effect on its results of operations or financial position.

Stock-based compensation

In September 2003, the AcSB revised Section 3870 of the CICA Handbook to require that, effective January 1, 2004, the fair value method of accounting for stock options be recognized in the consolidated financial statements. The Company intends to apply these provisions retroactively without restatement for the year commencing January 1, 2004. The cumulative compensation cost of options on common shares of the Company issued on or after January 1, 2002, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at January 1, 2004 (Note 9).

Variable interest entities

In November 2003, the AcSB released new Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning after November 1, 2004. Certain disclosure requirements effective for fiscal years beginning on or after January 1, 2004, were suspended pending review of the corresponding U.S. guidance, FASB Interpretation No. 46, Consolidation of Variable Interest Entities. Variable interest entities refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying variable interest entities, and criteria for determining which entity, if any, should consolidate them.

The Company does not expect that adoption of this standard will have a material effect on its results of operations or financial position.

Liabilities and equity

In November 2003, CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004, and the Company intends to apply these provisions retroactively, with restatement of prior years presented.

The Company has not yet determined the impact of the adoption of this standard on the results from operations or financial position.

4.	ACCOUNTS RECEIVABLE

	2003	2002
Customer, net of allowance for doubtful accounts — nil (2002 — nil)	$403	$1,024
Other	48	153
Employees	8	30

	$459	$1,207

One customer accounted for 80% and 82% of customer accounts receivable at December 31, 2003 and 2002, respectively. The Company does not require a provision for doubtful accounts.

5.	CAPITAL ASSETS

		Accumulated	Impairment	Carrying
	Cost	Amortization	Writedown	Value
2003
Scientific equipment	$4,291	$3,895	$—	$396
Computer software and equipment	424	412	—	12
Office equipment	246	223	—	23
Leasehold improvements	2,604	2,562	—	42
Manufacturing equipment	176	129	—	47
Computer equipment under capital lease	512	391	—	121

	$8,253	$7,612	$—	$641

2002
Scientific equipment	$5,953	$5,123	$184	$646
Computer software and equipment	523	515	—	8
Office equipment	423	363	28	32
Leasehold improvements	2,776	2,514	208	54
Manufacturing equipment	217	143	—	74
Computer equipment under capital lease	512	250	—	262

	$10,404	$8,908	$420	$1,076

During the year, there were no net additions (disposals) of computer equipment under capital lease (2002 — ($27); 2001 — $274).

In 2002, a writedown of $420 (2001 — nil) was taken on certain scientific equipment, office equipment, and leasehold improvements whose carrying values were deemed to be unrecoverable and in excess of fair value. The impairment charge was reported in the consolidated statements of operations in amortization of capital assets.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Accounts payable	$313	$430
Accrued research and development costs	1,095	4,846
Accrued compensation costs	996	902
Accrued legal provision	600	307
Accrued restructuring costs (Note 13)	4	1,157
Other accrued liabilities	445	938

	$3,453	$8,580

7.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2004	$113
Less amounts representing interest at rates from 8.00% to 10.36%	5

108
Less current portion	108

$—

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	LEASE OBLIGATIONS (continued)

Interest expense on capital leases in the amount of $20 (2002 — $43; 2001 — $33) has been recorded in the consolidated statements of operations.

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next three years, as follows:

2004	$666
2005	180
2006	11

$857

Minimum rental expense for premises and equipment in the amount of $579 (2002 — $1,406; 2001 — $767) and sublease rental income of $20 (2002 — nil; 2001 — nil) have been recorded in the consolidated statements of operations. Minimum rental expense includes a provision related to future lease costs arising from the downsizing of the Company’s U.S. operations of nil (2002 — $497; 2001 — nil).

The Company’s lease on its corporate facility expires in March 2005. The lease contains a provision for renewal for an additional two years on similar commercial terms.

8.	SHARE CAPITAL

Authorized shares

12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year.

The difference between the redemption value and the book value of the Class A preference shares will be expensed at the time that the shares are redeemed.

Unlimited number of Class B preference shares issuable in series.

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable.

Shares issued and outstanding

			2003		2002		2001
			Shares	Amount	Shares	Amount	Shares	Amount
Class A preference
Issued and outstanding, beginning and end of year			12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding, beginning of year			53,795,573	$328,537	52,376,536	$323,597	49,735,798	$294,588

Exercise of stock options	(a	)	46,000	121	190,025	754	280,517	1,234
Financing:
1999 CSPA	(b	)	1,366,817	2,432	1,229,012	4,186	448,005	4,749
Merck KGaA CSPA	(c	)	—	—	—	—	1,912,216	23,026
Equity placements	(d	)	17,070,176	27,664	—	—	—	—
Exercise of warrants	(e	)	266,666	889	—	—	—	—

Issued and outstanding, end of year			72,545,232	$359,643	53,795,573	$328,537	52,376,536	$323,597

8.	SHARE CAPITAL (continued)

Warrants issued and outstanding

			2003		2002		2001
			Warrants	Amount	Warrants	Amount	Warrants	Amount
Warrants
Issued and outstanding, beginning of year			975,000	$3,338	975,000	$3,338	200,000	$—

Convertible debentures (Note 10)			—	—	—	—	775,000	3,338
Equity placements	(d	)	3,543,665	5,514	—	—	—	—
Exercise of warrants	(e	)	(266,666)	(297)	—	—	—	—

Issued and outstanding, end of year			4,251,999	$8,555	975,000	$3,338	975,000	$3,338

The following table summarizes information on warrants outstanding at December 31, 2003:

Exercise Prices	Number Outstanding	Expiry Date
U.S. $4.09	200,000	August 31, 2004
U.S. $6.00	775,000	December 31, 2004
U.S. $1.66	592,593	April 29, 2005
U.S. $1.74	48,246	April 29, 2005
U.S. $1.66	503,704	May 8, 2005
U.S. $1.74	32,456	May 8, 2005
U.S. $2.30*	2,070,000	September 18, 2005
U.S. $2.30**	30,000	September 18, 2005

	4,251,999

*	Warrants are not exercisable until after March 18, 2004

**	Warrants are not exercisable until after October 1, 2004

At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

Share transactions

(a)	Exercise of stock options

During 2003, options on 46,000 (2002 — 190,025; 2001 — 280,517) common shares were exercised, pursuant to the Share Option Plan, at an average price of $2.63 (2002 — $3.97; 2001 — $4.40) per share (Note 9).

(b)	1999 CSPA

On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to US $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999, at a discount of 7% from the average daily price of the common shares. The equity line agreement expired on June 8, 2003.

During 2003, the Company issued 1,366,817 (2002 — 1,229,012; 2001 — 448,005) common shares for proceeds of $2,432 (2002 — $4,186; 2001 — $4,749), net of issue costs of $4 (2002 — $6; 2001 — $5). As at December 31, 2003, 7,519,039 shares of the 8.6 million under the CSPA were issued for gross proceeds of $76,020.

(c)	Merck KGaA CSPA

On May 2, 2001, under the terms of a CSPA with Merck KGaA of Darmstadt, Germany, the Company issued 1,912,216 common shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional common shares will be issued for contractual proceeds of US $6,500, the number of common shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date (see Note 12).

During 2003 (2002 — nil), no additional common shares were issued under the Merck KGaA CSPA.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	SHARE CAPITAL (continued)

(d)	Equity placements

Under the terms of a Base Shelf Prospectus dated April 30, 2002 and registered with certain securities commissions in Canada and the U.S., the Company may issue in aggregate up to US $150 million of securities including common stock, preferred stock, debt securities, warrants, in any combination thereof.

During 2003, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

(i)	On April 29, 2003, the Company issued 4,824,562 common shares and 863,061 detachable warrants for proceeds of $7,524, net of issue costs of $427. Of the net proceeds, $6,515 and $1,009 have been allocated to common shares and warrants, respectively. The warrants, of which 814,815 and 48,246 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on April 29, 2005.

(ii)	On May 8, 2003, the Company issued 3,245,614 common shares and 580,604 detachable warrants for proceeds of $4,853, net of issue costs of $310. Of the net proceeds, $4,367 and $486 have been allocated to common shares and warrants, respectively. The warrants, of which 548,148 and 32,456 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable and expire on May 8, 2005.

(iii)	On October 1, 2003, the Company issued 9,000,000 common shares and 2,100,000 detachable warrants for proceeds of $20,801, net of issue costs of $999. Of the net proceeds, $16,782 and $4,019 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $2.30 and are not exercisable until after March 18, 2004, with the exception of 30,000 warrants that are not exercisable until after October 1, 2004. The 2,100,000 warrants expire on September 18, 2005.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

(e)	Exercise of warrants

During the year, 266,666 warrants with an exercise price of US $1.66 were exercised. Share capital was credited with an amount of $889, representing cash proceeds of $592 and the carrying value attributed to the warrants of $297.

9.	STOCK-BASED COMPENSATION

The Company sponsors a Share Option Plan under which a maximum of 6,400,000 common shares of the Company may be granted to employees, directors, and service providers. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2003, 2002, and 2001, and changes during the years ending on those dates are presented below:

	2003		2002		2001
		Weighted Average		Weighted Average		Weighted Average
	Shares Options	Exercise Price	Shares Options	Exercise Price	Shares Options	Exercise Price
Outstanding, beginning of year	4,600,611	$6.18	4,225,072	$7.24	4,105,025	$7.33

Granted	903,713	1.85	1,067,500	2.79	588,875	6.72
Exercised	(46,000)	2.63	(190,025)	3.97	(280,517)	4.40
Cancelled	(938,906)	5.83	(501,936)	8.70	(188,311)	11.73

Outstanding, end of year	4,519,418	$5.43	4,600,611	$6.18	4,225,072	$7.24

Options exercisable, end of year	3,157,334	$5.91	2,824,335	$6.28	2,739,726	$5.73

9.	STOCK-BASED COMPENSATION (continued)

The following table summarizes information on share options outstanding and exercisable at December 31, 2003:

	Share Options Outstanding			Share Options Exercisable
		Weighted Average
Range of Exercise		Remaining Contractual	Weighted Average		Weighted Average
Prices ($ per share)	Number Outstanding	Life (years)	Exercise Price	Number Outstanding	Exercise Price
1.64 - 2.09	828,262	7.7	$1.82	58,953	$1.81
2.10 - 3.99	1,724,251	4.4	2.97	1,574,925	3.01
4.00 - 7.00	1,112,380	2.8	5.52	838,917	5.39
7.01 - 14.00	269,025	1.4	10.57	245,525	10.50
14.01 - 23.10	585,500	3.9	15.28	439,014	15.28

	4,519,418	4.4	$5.43	3,157,334	$5.91

In implementing CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, the Company elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s share option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations.

As required by the standard, pro forma net loss and loss per share, reflecting the impact of stock-based compensation arising from awards to employees and directors since January 1, 2002, are presented in the table below:

	2003	2002
Net loss to common shareholders (Note 11)	$19,248	$35,985
Compensation expense	1,227	345

Pro forma net loss to common shareholders	$20,475	$36,330

Pro forma basic and diluted loss per share	$0.33	$0.69

For pro forma disclosure purposes, the Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	2003	2002
Expected dividend rate	0%	0%
Expected volatility	112.42%	95.42%
Risk-free interest rate	4.29%	3.97%
Expected life of options in years	6.0	3.3
Weighted-average grant-date fair value per share option	$1.57	$1.66

The pro forma amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

10.	CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (US $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,412, the net proceeds were $22,182. The 775,000 warrants entitle the holders to purchase an equal number of common shares at an exercise price of US $6.00 per warrant after January 1, 2002 and expiring on December 31, 2004.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	CONVERTIBLE DEBENTURES (continued)

In May 2003, the Company repaid the final instalment of principal and interest, without penalty, in advance of the convertible debentures maturity on June 30, 2003. Over the term of the debentures, all contractual obligations were settled in cash. There were no conversions of either principal or interest into common shares.

Principal and interest payments in 2003 were $7,826 (US $5,294) (2002 - $15,213 (US $9,706); 2001 — nil), and $91 (US $60) (2002 — $860 (US $546); 2001 — nil), respectively.

In accordance with Canadian GAAP, the convertible debentures were accounted for as equity instruments in accordance with their substance, and presented in the consolidated financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,844.

11.	LOSS PER SHARE

Basic and diluted loss per share has been calculated as follows:

	2003	2002	2001
Net loss, as reported	$18,974	$31,359	$38,679
Convertible debentures accounted for as equity:
Accretion of convertible debentures	713	4,036	—
Interest, foreign exchange (gain)/loss, and carrying charges on convertible debentures	(439)	590	245

Net loss to common shareholders	$19,248	$35,985	$38,924

Weighted average shares outstanding	62,498	52,996	51,502

Basic and diluted loss per share	$0.31	$0.68	$0.75

For 2003 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options (Note 9), warrants issued in connection with the 1999 CSPA (Note 8(b)), shares contingently issuable in connection with the May 2, 2001 Merck KGaA agreement (Note 8(c)), convertible debentures and purchase warrants issued in connection with the convertible debentures (Note 10), and purchase warrants issued in connection with the 2003 equity placements under the Base Shelf Prospectus (Note 8(d)) have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

12.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck KGaA to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Theratope vaccine and BLP25 Liposomal (L-BLP25) vaccine, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and L-BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2003	2002	2001
Upfront payment classified as deferred revenue	$8,777	$9,831	$10,534
Less revenue recognized in the year	1,053	1,054	703

Deferred revenue balance at December 31	7,724	8,777	9,831
Less deferred revenue — current portion	1,053	1,053	1,053

Deferred revenue — long-term	$6,671	$7,724	$8,778

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck KGaA. The Company and Merck reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck KGaA, the Company will record such non-refundable amounts as research and development expense.

For fiscal 2003, the Company has recognized in revenue $2,309 (2002 — $3,967; 2001 — $4,851) of non-refundable funding from Merck KGaA.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories whereas the Company and Merck KGaA are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck KGaA related to product sales outside North America, whereas the Company and Merck KGaA will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck KGaA, the Company records such non-refundable amounts as marketing and business development expense.

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2003. Any tax liability assessed in the future will be recorded as it becomes determinable.

13.	RESTRUCTURING COSTS

On October 10, 2002, the Company announced a cost reduction program in order to focus its energy and resources primarily on its two lead product candidates, Theratope and L-BLP25. The Company suspended all early stage discovery research programs, downsized its U.S. operations, and reduced associated administrative functions. As a result of these strategic decisions, 51 positions, or 30% of the workforce, were eliminated. In total, the Company recorded restructuring costs of $2,506. During 2003, the restructuring provision was reduced by a net amount of $94, representing recoveries of future lease costs of $128 and gains on disposals of capital assets of $58, offset by additional employee termination costs of $92. The net adjustment of $94 has been reported in the consolidated statements of operations as ($53) in research and development, $17 in general and administrative, and ($58) in gain on disposal of capital assets. Cumulative restructuring costs to date are $2,412 (2002 — $2,506). As at December 31, 2003, the restructuring plan is essentially complete.

The following table provides details of the restructuring costs since the initiative was announced on October 10, 2002:

	Accrued		Cumulative Drawdowns		Accrued
	Restructuring Costs,	Costs /			Restructuring Costs,
	beginning of year	(Recoveries)	Cash	Non-Cash	end of year
2003
Workforce reduction	$506	$92	$598	$—	$—
Facility and future lease costs	649	(128)	520	(3)	4
Proceeds on disposal of capital assets	—	(58)	(58)	—	—
Other	2	—	2	—	—

	$1,157	$(94)	$1,062	$(3)	$4

2002
Workforce reduction	$—	$1,418	$912	$—	$506
Facility and future lease costs	—	649	—	—	649
Capital asset impairment writedown (Note 5)	—	420	—	420	—
Other	—	19	17	—	2

	$—	$2,506	$929	$420	$1,157

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	IMPACT OF FOREIGN CURRENCY TRANSLATION

Included in investment and other (expense) income of ($295) (2002 — $1,990; 2001 — $4,579) in the consolidated statements of operations is a net foreign exchange (loss) gain of ($1,323) (2002 — ($208); 2001 — $736).

Included in interest, foreign exchange (gain) loss, and carrying charges on convertible debentures of ($439) (2002 — $590; 2001 — $245) in the consolidated statements of deficit is a net foreign exchange (gain) of ($501) (2002 — ($53); 2001 — nil) arising from repayments of principal and interest.

15.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities. A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2003	%	2002	%	2001	%
Recovery of income taxes based on statutory rates	$6,963	36.7	$12,305	39.2	$16,424	42.1
Tax benefit of losses not recognized in financial statements	(6,963)	(36.7)	(12,305)	(39.2)	(16,424)	(42.1)
Benefit from sale of subsidiary tax losses	303	1.5	353	1.1	533	1.3
Large corporations tax	(52)	(0.2)	(44)	(0.1)	(209)	(0.5)
Other	—	—	(18)	(0.1)	—	—

	$251	1.3	$291	0.9	$324	0.8

Future income taxes are comprised of:

	2003	2002	2001
Future income tax asset from:
Capital assets	$1,288	$1,249	$1,575
Tax benefits from losses carried forward and tax credits	65,618	72,047	67,303

Future income tax asset before allowance	66,906	73,296	68,878
Less valuation allowance	(66,906)	(73,296)	(68,878)

Future income tax asset	$—	$—	$—

Future income tax liability	$—	$—	$—

Future income taxes — net	$—	$—	$—

At December 31, 2003, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $14,838 (2002 — $16,710) that expire in fiscal years 2008 through 2013. The Company has available capital cost allowance pools of $4,858 (2002 - $4,372) for deduction against federal tax and $931 (2002 — $824) for provincial tax. Canadian scientific research and experimental development expenditures of $112,884 (2002 — $107,503) for federal purposes and $45,644 (2002 — $51,104) for provincial purposes are available as well to offset income in future periods. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $22,984 (2002 — $23,264) and provincial capital losses of $23,075 (2002 — $23,558) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the U.S. of $47,329 (2002 — $55,753) for federal purposes and $26,639 (2002 — $32,654) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2004 through 2023. During 2003, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $303 (2002 — $353; 2001 — $533). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,174 (2002 — $1,435) and $745 (2002 — $886), respectively, that will expire in fiscal years 2009 through 2021, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results are immaterial due to the low tax rates in those jurisdictions.

16.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES

Royalties

In connection with the issuance of the Class A preference shares (Note 8), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, the Company paid Chiron US $2,250 on June 30, 2000. An additional payment of US $3,250 will be payable to Chiron upon commercial launch of the vaccine in the U.S. No further obligation exists under either agreement.

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, the Company is committed to aggregate payments of US $300 until June 30, 2004 (payable quarterly in the amount of US $150 with the next payment due March 1, 2004) in exchange for an exclusive worldwide license of technology, including the right to grant commercial sublicenses to third parties. The Company must also pay a royalty on any payments received from collaborative agreements related to this technology.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan as well as limits set by the Canadian and U.S. tax authorities. In 2003, the Company’s matching contributions to the plan totalled $215 (2002 — $289; 2001 — $336). There were no changes to the plan during the year.

Legal proceedings

In conjunction with the sale of its investment in HealthVISION Corporation effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. These representations expired at various dates to 1998. On January 31, 1996, the purchaser filed a statement of claim against the Company, pursuant to these representations and warranties, in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. Subsequent to the year-end, the claim was settled for approximately the amount that was recorded in the consolidated financial statements at December 31, 2003.

Guarantees

The Company is contingently liable under a mutual undertaking of indemnification with Merck KGaA for any withholding tax liability that may arise from payments under the collaborative agreements (Note 12).

In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

17.	FINANCIAL INSTRUMENTS

Financial instruments consist of short-term investments and accounts receivable that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies that management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities that are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign currency denominated obligations out of cash flows in the same currencies, wherever possible, mitigates its foreign exchange exposure. To manage its exposure to foreign exchange risk through its holdings of cash and investments in U.S. dollars, the Company has considered utilization of derivative instruments.

In December 2003, the Company entered into a foreign exchange forward contract in order to reduce its exposure to fluctuating foreign currency exchange rates. Investment and other (expense) income include a realized loss of $78 (2002 — nil; 2001 — nil) and unrealized gains and losses of nil (2002 — nil; 2001 — nil) relating to the contract. As there were no open foreign exchange forward contracts as at December 31, 2003, 2002, and 2001, respectively, no assets or liabilities with respect to such contracts have been recorded in the consolidated balance sheets as at those dates.

Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Class A preference shares

The fair value of the Class A preference shares is assumed to approximate their carrying value due to the fact that their realizable value is contingent upon meeting future profitability thresholds that cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair values

The estimated fair values of financial instruments are as follows:

	2003		2002
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$24,062	$24,062	$8,507	$8,507
Short-term investments	17,443	17,443	29,153	28,682
Accounts receivable	459	459	1,207	1,207
Liabilities
Accounts payable and accrued liabilities	3,453	3,453	8,580	8,580
Capital lease obligation	111	108	279	265

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP that differs in some respects from those used in the United States (U.S. GAAP).

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics, Inc.) in 1995 was accounted for at an effective date that was different from the effective date required under Canadian GAAP. The effect of this difference is that under U.S. GAAP the value of the net shares issued was higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale short-term investments (as described in the following section). There is no concept similar to comprehensive income under current Canadian GAAP.

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized temporary holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations. Once written down, these investments are not adjusted upward for subsequent appreciation in market value. Such gains are recognized only upon final disposition of the investments.

As at December 31, 2003, an unrealized holding gain of nil (2002 — $471; 2001 — $649) is included in the consolidated balance sheets, and the net change in the unrealized holding gain of ($471) (2002 — ($178); 2001 — $5) is reflected in the consolidated statements of comprehensive (loss) income for U.S. GAAP. These amounts are not recorded under Canadian GAAP.

Under Canadian GAAP, the Company recorded a provision in 1999 for unrealized holding losses of $332 on short-term investments in the consolidated statements of operations. Under U.S. GAAP, this amount has been excluded from the consolidated statements of operations and included in the consolidated statements of comprehensive (loss) income. In 2003, the Company liquidated the remainder of the investment, recognizing a loss of $15 (2002 — $37; 2001 — $93).

As at December 31, 2003, the composition of available-for-sale short-term investments, classified by maturity from date of issue, is as follows:

	At Cost	At Market
Maturing within 90 days	$10,260	$10,260
Maturing within 1 year	7,183	7,183

	$17,443	$17,443

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures issued in 2001 totalling $18,844, net of issue costs of $1,412, and net of the fair value of $3,338 attributed to warrants, are recorded as a liability. Accordingly, the Company recorded accretion of convertible debentures of $713 (2002 — $3,667; 2001 — $369), and interest, foreign exchange (gain) loss and carrying charges on convertible debentures of ($439) (2002 — $590; 2001 — $245) in the consolidated statements of operations. Accretion and amortization were charged to income from the date of issue of the debentures. Currently under Canadian GAAP, the convertible debentures are presented as equity, with accretion, amortization, and interest related to the debentures being charged to equity. Accretion and amortization charges commenced on the date that the Company began making principal repayments.

As a liability instrument under U.S. GAAP, the convertible debentures have been translated at the current foreign exchange rate in effect as at the balance sheet date, with a translation (gain) loss of ($35) (2002 — ($260); 2001 - $295) being recorded in the consolidated statements of operations. Under Canadian GAAP, the debentures are translated at the historical exchange rate, with foreign exchange gains and losses arising only upon repayment of principal.

For U.S. GAAP purposes, the fair value of the convertible debentures at December 31, 2003, is nil (2002 — $8,397) where fair value has been determined by discounting the expected future cash flows of these convertible debentures at current rates for debt instruments with similar terms.

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

During 2003, 266,666 warrants having a strike price of US $1.66 were exercised, resulting in a credit to share capital of $889, representing $592 in cash proceeds and $297 reclassified from additional paid-in capital (Note 8(e)).

Stock-based compensation

Under U.S. GAAP, SFAS No. 123 recommends that stock-based compensation plans be accounted for using a fair value methodology. As permitted by SFAS No. 123, the Company has elected to continue measuring compensation expense using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

Under Canadian GAAP, pro forma disclosure of compensation expense for awards granted on or after January 1, 2002, has been provided (Note 9).

The table below presents the pro forma disclosures required under U.S. GAAP:

	2003	2002	2001
Net loss to common shareholders — U.S. GAAP	$19,228	$35,393	$39,681
Compensation expense under SFAS No. 123	4,876	4,333	3,868

Pro forma net loss to common shareholders — U.S. GAAP	$24,104	$39,726	$43,549

Pro forma basic and diluted loss per share — U.S. GAAP	$0.39	$0.75	$0.85

The weighted average assumptions presented below are used in the Black-Scholes option pricing model to calculate the fair value of options granted during the year.

	2003	2002	2001
Expected dividend rate	0%	0%	0%
Expected volatility	112.42%	95.42%	77.91%
Risk-free interest rate	4.29%	3.97%	4.31%
Expected life of options in years	6.0	3.3	6.0
Weighted-average grant-date fair value per share option	$1.57	$1.66	$4.48

Derivative financial instruments

Under U.S. GAAP, SFAS 133 requires that derivative financial instruments that are not designated as hedges be recorded as assets or liabilities, and be measured at fair value with any subsequent changes in fair value recorded in the consolidated statements of operations. Currently under Canadian GAAP, derivative financial instruments are recorded at the lower of cost or market whereby gains are recognized upon realization and losses when identified. As there were no open derivative financial instrument positions at December 31, 2003, 2002, and 2001 respectively, there are no differences between U.S. and Canadian GAAP relating to derivative financial instruments as at those dates (Note 17).

Effect of Canadian – U.S. GAAP differences

The effect of all the above differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements is set out below:

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets

	2003	2002
Short-term investments (as reported)	$17,443	$28,682
Effect of SFAS 115	—	471

Short-term investments — U.S. GAAP	$17,443	$29,153

Convertible debentures — liability portion (as reported)	$—	$—
Convertible debentures presented as liability	—	7,614
Accretion and amortization of debt issue costs	—	—
Foreign exchange loss on translation	—	35

Convertible debentures — liability portion — U.S. GAAP	$—	$7,649

Share capital (as reported)	$359,643	$328,537
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 31, 1999 CSPA	(315)	(315)

Share capital — U.S. GAAP	$362,470	$331,364

Convertible debentures — equity portion (as reported)	$—	$10,952
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	—	(3,338)
Convertible debentures presented as liability	—	(7,614)

Convertible debentures — equity portion — U.S. GAAP	$—	$—

Warrants (as reported)	$8,555	$3,338
Warrants issued in connection with convertible debentures accounted for as additional paid-in capital	(3,338)	(3,338)
Warrants issued in connection with equity placements	(5,514)	—
Exercise of warrants	297	—

Warrants — U.S. GAAP	$—	$—

Additional paid-in capital (as reported)	$—	$—
Warrants issued in connection with August 31, 1999 CSPA	315	315
Warrants issued in connection with convertible debentures	3,338	3,338
Warrants issued in connection with equity placements	5,514	—
Exercise of warrants	(297)	—

Additional paid-in capital — U.S. GAAP	$8,870	$3,653

Deficit (as reported)	$(345,349)	$(326,101)
Shares issued for business acquisition	(3,142)	(3,142)
Adjustment for unrealized loss on short-term investments recorded under Canadian GAAP	—	15
Foreign exchange loss on translation of convertible debentures	—	(35)

Deficit — U.S. GAAP	$(348,491)	$(329,263)

Accumulated other comprehensive income (as reported)	$—	$—
Effects of SFAS 115	—	471
Cumulative effect of 1999 lower of cost and market writedown under Canadian GAAP	—	(15)

Accumulated other comprehensive income — U.S. GAAP	$—	$456

Shareholders’ equity (as reported)	$31,750	$22,289
Effects of SFAS 115	—	471
Foreign exchange loss on translation of convertible debentures	—	(35)
Convertible debentures presented as a liability	—	(7,614)

Shareholders’ equity — U.S. GAAP	$31,750	$15,111

Notes to the Consolidated Financial Statements

Years ended December 31 (all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Operations

	2003	2002	2001
Net loss from operations (as reported)	$(18,974)	$(31,359)	$(38,679)
Reclassification adjustment — realized loss on short-term investments	(15)	(37)	(93)
Foreign exchange gain (loss) on translation of convertible debentures	35	260	(295)
Accretion and amortization of debt issue costs	(713)	(3,667)	(369)
Interest, foreign exchange (gain) loss, and carrying charges on convertible debentures	439	(590)	(245)

Net loss — U.S. GAAP	$(19,228)	$(35,393)	$(39,681)

Consolidated Statements of Comprehensive (Loss) Income

	2003	2002	2001
Net loss — U.S. GAAP	$(19,228)	$(35,393)	$(39,681)
Current year effect of SFAS 115	—	471	649
Reversal of SFAS 115 effect from prior year	(471)	(649)	(644)
Reclassification adjustment — realized loss on short-term investments	15	37	93

Comprehensive loss — U.S. GAAP	$(19,684)	$(35,534)	$(39,583)

Loss per Common Share

	2003	2002	2001
Canadian GAAP — Basic and diluted loss per share	$0.31	$0.68	$0.75

U.S. GAAP — Basic and diluted loss per share	$0.31	$0.67	$0.77

New accounting standards

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No.74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted.

The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings. In accordance with SAB 74, recently issued Canadian accounting standards are discussed in the notes to the consolidated financial statements in Note 3, Accounting Policy Changes under the subsection Accounting standards effective in future years.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN 46), effective for variable interest entities created after January 31, 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of that entity if the equity investors in the entity do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements issued after January 1, 2003, while FIN 46 is effective beginning January 1, 2004. In December 2003, the FASB issued FIN 46(r) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Adoption of this standard is not expected to have a material effect on the Company’s results from operations and financial position.

19.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment; research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	2003	2002	2001
Revenue from operations in
Canada	$120	$409	$1,989
United States	36	49	9
Barbados	2,824	4,410	5,047
Europe	436	436	291

	$3,416	$5,304	$7,336

Amortization of capital assets
Canada	$417	$637	$945
United States	29	712	340

	$446	$1,349	$1,285

Capital assets
Canada	$607	$1,013	$1,210
United States	34	63	992

	$641	$1,076	$2,202

The Company derives significant revenue from certain customers. The number of customers that individually account for more than 10% of revenue and total revenue from transactions with those customers are as follows:

	Number of
	Customers	Revenue
2003	1	$3,362

2002	1	5,020

2001	2	7,140

20.	COMPARATIVE FIGURES

Certain of the comparative figures for 2002 and 2001 have been reclassified to conform to the current year’s presentation.

Board of Directors

Eric E. Baker, BSc, MBA (1)
President, Miralta Capital II Inc.
Chairman of the Board, Biomira Inc.

S. Robert Blair, CC (1)
Executive Chair and President
Photon Control Inc.

Richard L. Jackson, PhD
President
Richard Jackson Associates, LLC.
Adjunct Professor,
Cincinnati Children’s Hospital

Sheila Moriber Katz,
MD, MBA (2)(3)
Professor of Pathology and Laboratory Medicine,
Drexel University

Alex McPherson, MD, PhD (1)
President and Chief
Executive Officer
Biomira Inc.
Professor Emeritus,
Faculty of Medicine,
University of Alberta

W. Vickery Stoughton (2)(3)
Corporate Director

Michael C. Welsh, QC (2)(3)
President
Almasa Capital, Inc.

Nancy J. Wysenski, BSc, MBA (4)
President
EMD Pharmaceuticals, Inc.

Corporate Officers

Alex McPherson, MD, PhD
President and Chief Executive Officer

Robert D. Aubrey, BSc
Vice President Marketing and Business Development

Guy Ely, MD
Vice President Clinical and Medical Affairs

Ronald J. Helmhold, CA
Vice President Treasury and
Financial Operations

Marilyn Olson, BComm,
MLT, RAC
Vice President Regulatory Affairs

Edward A. Taylor, CGA
Chief Financial Officer
Vice President Finance
and Administration and Corporate Secretary

Auditors

Deloitte & Touche LLP
2000 Manulife Place
10180-101 Street
Edmonton, AB T5J 4E4

Share Registrar and
Transfer Agents

Computershare Trust Company of Canada
600, 530-8th Ave S.W.
Calgary, AB T2P 3S8
Phone: 403-267-6555
Fax: 403-267-6592
E-mail: caregistryinfo@computershare.com

Computershare Trust Company Inc.
350 Indiana St
Suite 800
Golden, CO 80401 USA
Phone: 303-262-0701
Fax: 303-262-0700
E-mail: web.queries@computershare.com

Contacts
Jane Tulloch
Director, Investor Relations
Phone: 780-490-2812
Requests for printed investor information:
ir@biomira.com
Toll-Free: 1-877-234-0444 ext. 241

Bill Wickson
Manager, Public Relations and Special Assistant
Phone: 780-490-2818

Corporate Office

Biomira Inc.
2011-94 St.
Edmonton, AB, Canada T6N 1H1
Phone: 780-450-3761
Fax: 780-463-0871
www.biomira.com

Biomira’s Annual Report, Annual Information Form, Quarterly Reports, Press Releases and other relevant investor relations’ information are available electronically on the Internet at www.biomira.com.

Stock Listing
The Company’s common shares are traded in Canada on the Toronto Stock Exchange under the trading symbol BRA and in the United States on Nasdaq under the trading symbol BIOM.

Corporate Governance
Information concerning Biomira’s policies are contained in the Company’s Information Circular and is also available by contacting the Company.

Code of Ethics
Biomira’s Code of Ethics for the CEO and Senior Financial Officers and the Code of Ethics and Business Conduct for all Board Members, Officers and employees can be found on the investors’ section of the Biomira Web site at www.biomira.com under Corporate Governance.

(1)	Member of Executive Compensation Committee

(2)	Member of Audit Committee

(3)	Member of Corporate Governance Committee

(4)	Pursuant to the Amended and Restated Collaboration Agreement with Merck KGaA dated May 3, 2001

BIOMIRA INC.

Annual General Meeting
of Shareholders
To Be Held on May 20, 2004

Annual General Meeting – 1:30 p.m.

Notice of Annual General Meeting of Shareholders
And
Proxy Circular

BIOMIRA INC.

2011 – 94 Street
Edmonton, Alberta T6N 1H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of Shareholders of BIOMIRA INC. will be held at The Hilton Toronto Hotel, 145 Richmond Street West, Toronto, Ontario on:

Thursday, the 20th day of May, 2004 at 1:30 p.m. Eastern Time

for the purpose of:

(1)	receiving the 2003 Annual Report including the financial statements for the year ended December 31, 2003, and the auditors’ report thereon;

(2)	electing directors for the ensuing year;

(3)	appointing Deloitte & Touche auditors;

(4)	transacting such other business as may properly be brought before the meeting.

Enclosed is a copy of the 2003 Annual Report, together with a Proxy Circular and a form of Proxy. It is hoped that as many shareholders as possible will be able to attend this meeting in person. Those who are unable to attend are requested to date, sign and return the enclosed form of Proxy to the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 1:30 p.m. on May 18, 2004.

DATED at Edmonton, Alberta, this 15th day of April  , 2004.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) Edward A. Taylor Vice President Finance & Administration, Chief Financial Officer & Corporate Secretary

BIOMIRA INC.

BIOMIRA INC.
2011 — 94 Street
Edmonton, Alberta T6N 1H1

PROXY CIRCULAR

Solicitation of Proxies

     THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIOMIRA INC. (“BIOMIRA” or the “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL GENERAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by Computershare Trust Company of Canada and by regular employees of the Corporation at a cost estimated to be $1.50 plus postage per shareholder. The cost of solicitation by management will be borne by the Corporation.

Appointment and Revocation of Proxies

     The persons named in the enclosed form of proxy are directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM/HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours prior to the time fixed for holding the Meeting.

     A proxy given pursuant to this solicitation may be revoked pursuant to Section 148(4) of the Canada Business Corporations Act (the “Act”). A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing, and deposited either at the office of the Corporation being 2011 — 94 Street, Edmonton, Alberta T6N 1H1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

     Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder as indicated on the form of proxy. If a shareholder does not specify how the shares held by such shareholder are to be voted, such shares will be voted in favour of the election of directors and the re-appointment of the auditors nominated by management. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters, which may properly come before the Meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting of Common Shares — Advice to Non-Registered Holders of Securities

     The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders do not hold Common shares in their own name. Shareholders who do not hold their Common shares in their own name (referred to in this proxy circular as “Non-Registered Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common shares can be recognized and acted upon at the Meeting. If Common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees (“Intermediaries”) can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for their clients.

     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

     Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

a.	have received as part of the meeting materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; or

b.	less typically, be given a proxy, which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, as described above.

Common shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication (“ADPIC”) in Canada and ADP Investor Communications Services (“ICS”) in the United States. ADPIC and ICS reproduce the text on their own form (sometimes called a “voting instruction form”), mail those voting instruction forms to the Non-Registered Holders, and ask Non-Registered Holders to return the voting instruction forms to ADPIC for Canada and ICS for the United States. ADPIC and ICS then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. A Non-Registered Holder receiving a voting instruction form from ADPIC or ICS cannot use that form to vote Common shares directly at the meeting; rather, the form must be returned to ADPIC or ICS well in advance of the meeting in order to have the shares voted.

Voting Shares and Principal Holders Thereof

     As at March 31, 2004, there were outstanding 72,558,982 Common shares in the share capital of the Corporation. Each holder of Common shares is entitled to one vote at the Meeting or any adjournment thereof, for each share registered in the holder’s name as at the close of business on April 15, 2004 (the “Record Date”). The list of shareholders is available for inspection during usual business hours at the office of Computershare Trust Company of Canada, Suite 600, 530 — 8th Avenue S.W., Calgary, Alberta and at the Meeting.

     As at March 31, 2004, to the knowledge of the directors and senior officers of the Corporation, there were no persons or companies who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

     If a shareholder wishes to submit to the Corporation notice of any matter that he/she proposes to raise at next year’s annual meeting of shareholders, such shareholder must do so by Friday, January 14, 2005.

ELECTION OF DIRECTORS

     Seven individuals are being proposed as directors. Each director will hold office until the next annual meeting or until his/her successor is duly elected unless his/her office is earlier vacated in accordance with the bylaws.

     The following table and notes thereto set out the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation now held by him/her, if any, his/her principal occupation or employment, the period or periods of service as a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, by him/her or over which he/she exercises control or direction as of March 31, 2004.

		Number of Common Shares
Nominee for Election as Director	Director Since	Owned or Controlled
Eric E. Baker, BSc, MBA(1)	August 1985	785,183
Chairman & Director Montreal, Quebec

Eric Baker is President, Miralta Capital II Inc. He holds a Bachelor of Chemical Engineering degree from Queen’s University, Kingston and an M.B.A. from the Massachusetts Institute of Technology in 1958. He spent 11 years in various sales and production positions at Union Carbide Canada Ltd. and became Operations Manager for their Plastics and Chemicals Division in Canada, responsible for 7 plants and 2000 people.

Mr. Baker has been in the venture capital business since 1971. Since that time, he has participated in organizing five pools of private equity capital in Canada—Innocan Investments Inc., Altamira Capital Corp., Miralta Capital Inc., Almasa Capital Inc. and Dynex Capital. During this time, Mr. Baker has been a principal contact with presidents and key operating personnel at companies covering a wide range of industries. This entailed a major role in the strategic marketing and manufacturing decision-making process, plus management incentive planning. Mr. Baker has been Chairman, President or Director of over 100 private Canadian and U.S. companies in the venture capital investment portfolios over the past 30 years.

		Number of Common Shares
Nominee for Election as Director	Director Since	Owned or Controlled
S. Robert Blair, C.C.(1)	February 1992	5,000
Director West Vancouver, British Columbia

Mr. Blair is the Executive Chair and President of Photon Control Inc. of Vancouver, B.C. He is an engineer by profession and is Chairman Emeritus of NOVA Corporation of Alberta, based in Calgary, Alberta. He serves as Adjunct Professor of the Department of Environmental Design at the University of Calgary. The recipient of various awards and honours, he was named Officer, The Order of Canada in 1980 and received the prestigious Companion, The Order of Canada in 1985. In 1990, he was given the honourary title of Chief of the Blackfoot Indian Confederacy.

Richard L. Jackson, PhD	May 2003	Nil
Director Cincinnati, Ohio

Dr. Jackson is President of Richard Jackson Associates, LLC. Dr. Jackson joined Biomira following a year as Chairman, Board of Directors, President and CEO for EmerGen, Inc. where he was responsible for building the organization into a leading women’s health care company.

Prior to his position with EmerGen, Dr. Jackson served for over 15 years in senior management positions in research departments for biopharmaceutical and pharmaceutical companies. He held positions as the Senior Vice President, Research and Development, Atrix Laboratories, Inc., Senior Vice President, Discovery Research, Wyeth-Ayerst, the Pharma Division of American Home Products, and Vice President, Research Sciences at the Marion Merrell Dow Research Institute. While serving in these positions he was instrumental in identifying new products for development pipelines, setting up state of the art research facilities and establishing strategic alliances with biotechnology and pharmaceutical companies. He assisted with acquisitions/mergers and integrations of other companies and has seen several products brought through the approval process and to market.

Dr. Jackson received his PhD from the University of Illinois, Department of Microbiology, and his Bachelor of Science from the University of Illinois, Department of Chemistry.

Sheila Moriber Katz, MD, MBA(2)(3)	June 1997	20,000
Director Gladwyne, Pennsylvania

Dr. Katz is Professor of Pathology and Laboratory Medicine, Drexel University. She is a scientist, clinician and physician with more than three decades of medical experience. Dr. Katz, whose medical training was at Duke, Yale, Massachusetts General Hospital and the University of Pennsylvania, also has an MBA from the Wharton School of Business. A pathologist, she was first to detect and find the microbe of Legionnaires’ Disease, and her work in renal pathology and transplantation has led to her more than 200 published works, including in the New England Journal of Medicine, JAMA and Science. Asked to set up a pathology division at Hahnemann in 1974, she earned a tenured professorship and later became Dean of that medical school. In 2000, she served as Executive Director of a White House commission on health policy.

T. Alexander McPherson, MD, PhD	March 1987	59,250
Director Edmonton, Alberta

Dr. McPherson is President and CEO of Biomira Inc. He received his degree in medicine from the University of Alberta in 1962 and his Ph.D. and specialty training in Australia from 1964 to 1969. He was appointed full Professor in the Faculty of Medicine at the University of Alberta in 1977. He served as Deputy Minister of Alberta – Hospitals and Medical Care until 1988 when he was appointed Deputy Commissioner and Executive Director of the Premier’s Commission on Future Health Care for Albertans. Dr. McPherson is a Fellow of the Canadian, and Australasian and American Colleges of Physicians and Surgeons and is a past president of both the Alberta and Canadian Medical Associations. Dr. McPherson joined Biomira as President in October of 1991, after having served on the Board of Directors for four years. He currently serves on several boards, and most particularly is a member of the Board of the Biotechnology Industry Organization (BIO), Emerging Companies Section.

		Number of Common Shares
Nominee for Election as Director	Director Since	Owned or Controlled
W. Vickery Stoughton, BSc, MBA(2)(3)	June 1997	19,000
Director Culver City, California

Mr. Stoughton, whose background includes almost three decades in senior management positions in health care services and diagnostics, including moving proprietary diagnostic tests to market, brings to Biomira his extensive experience as well as his knowledge of the pharmaceutical industry where he was a member of the senior executive management team of Smith Kline Beecham. Mr. Stoughton’s career includes 10 years as President and CEO of Toronto General Hospital, the largest teaching hospital in Canada, and of its successor, Toronto Hospital. Mr. Stoughton also served as CEO of Peter Bent Brigham Hospital, affiliated with Harvard University and CEO of Duke University Medical Center. He was also the first Chief Operating Officer of the Brigham and Women’s Hospital. Mr. Stoughton was President of Smith Kline Beecham Diagnostics and President of Smith Kline Beecham Clinical Labs, where he was responsible for increasing sales from U.S. $960 million to U.S. $1.3 billion. Most recently he was founder, Chairman and CEO of Careside, Inc., a research, development, and medical devices company, which filed for bankruptcy in October, 2003.

Michael C. Welsh, QC(2)(3)	March 1987	3,700
Director Edmonton, Alberta

Mr. Welsh is President of Almasa Capital, Inc. Prior to joining Almasa Capital Inc. in 1997, Michael Welsh had been a practicing lawyer in Edmonton, Alberta since 1967, and as such, he has been involved in numerous corporate mergers, acquisitions and public offerings.

Mr. Welsh has served on numerous boards of public and private companies, institutions, and foundations. On most of these boards, he has chaired the Finance, Audit or Corporate Governance committees with emphasis on the financial strength and financial controls of these entities.

In the early 1990s Mr. Welsh was one of the three founders of Westbrook Asset Management Inc. and the First Alberta Fund Inc., both federally and provincially approved as an Immigrant Investment Fund Manager.

*	Nancy Wysenski, Merck KGaA’s representative on Biomira’s Board of Directors will not be standing for re-election at the 2004 Annual General Meeting. Merck KGaA will be submitting their proposed nominee to fill this position at a later date, at which time the Biomira Board of Directors will consider the appointment of such nominee as provided for in the Articles of the Corporation.

Notes:
(1)	Member of the Executive Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of Corporate Governance Committee

The information as to Common shares beneficially owned or over which the Directors exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective directors individually.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE AT THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS/HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Directors’ Remuneration from the Corporation for the Year Ended December 31, 2003

     During 2003, there were eight Directors of the Corporation. The Chairman (Baker) was entitled to receive a chairman/director fee of $50,000 per annum. Two directors (Blair, Welsh) were entitled to receive directors’ fees of $10,000 per annum. Four directors who are residents of the United States (Jackson, Katz, Stoughton, Wysenski) were entitled to receive directors’ fees in U.S. dollars of $10,000 per annum plus a per diem ranging from U.S. $500 (conference call meetings) to U.S. $1,000 (in-person meetings) for each Board meeting attended. In addition, directors who chair the Board’s committees are entitled to an additional fee of $2,000 per annum. Inside director McPherson was not entitled to receive remuneration. Seven directors (Baker, Blair, Jackson, Katz, Stoughton, Welsh, and Wysenski) received no cash remuneration in 2003 for services as directors pursuant to an agreement to accept stock options in lieu of cash compensation. The number of options awarded to each director was calculated based on the amount of quarterly fees in Canadian dollars, divided by the closing share price on the Toronto Stock Exchange on the day immediately preceding the first available Board meeting following the quarter end. In aggregate, 68,588 such options were granted at exercise prices ranging from $1.71 to $2.15, all vesting over one year. Only one former director (Zabriskie) received cash compensation of $4,066 in 2003. In addition to their fees, directors were also entitled to receive reimbursement for their reasonable out-of-pocket disbursements incurred on the business of the Corporation.

     Under the Corporation’s Share Option Plan, stock options may also be granted to outside directors as additional compensation for services provided as directors. During 2003, 86,000 options with exercise prices from $1.85 to $2.10 were granted to outside directors as additional compensation, vesting over one to four years. All such directors’ options expire after eight years from date of grant.

Summary of Board and Committee Meetings Held
For the period ended December 31, 2003

Meeting Type	In Person	Conference Call	Total
Board Meetings	4	6	10
Audit Committee	2	4	6
Corporate Governance Committee	2	4	6
Compensation Committee	2	4	6

TOTAL	10	18	28

Summary of Attendance of Directors
For the period ended December 31, 2003

Director	Board Meetings Attended	Committee Meetings Attended
Eric Baker	8 of 10	6 of 6
Robert Blair	9 of 10	5 of 6
Dr. Richard Jackson	7 of 7	N/A
Dr. Sheila Moriber Katz	9 of 10	12 of 12
Dr. T. Alex McPherson	9 of 10	N/A
W. Vickery Stoughton	10 of 10	12 of 12
Michael Welsh	8 of 10	10 of 12
Nancy Wysenski	8 of 10	N/A

EXECUTIVE COMPENSATION AND RELATED MATTERS

Composition of the Executive Compensation Committee

     The Corporation’s compensation program for all executive officers is administered by the Executive Compensation Committee of the Board of Directors, which is composed of two non-employee, independent directors (Eric Baker and Robert Blair). The members of the Executive Compensation Committee determine the President and Chief Executive Officer’s compensation and make a recommendation to the Board of Directors. With respect to compensation for executive officers other than the President and Chief Executive Officer, the Committee reviews a compensation proposal prepared by the President with the assistance of the Corporation’s Human Resources staff.

Report of the Executive Compensation Committee

Objectives

     The primary objectives of the Corporation’s executive compensation program are to enable the Corporation to attract, motivate and retain outstanding individuals and to align their success with that of the Corporation’s shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual’s overall experience, responsibility and performance.

     The Human Resources staff compares remuneration for executives of the Corporation to the remuneration for similar executives in the relevant labour markets. The main point of reference is a peer group of ten to fifteen Canadian biopharmaceutical companies. Base pay and annual incentives are established at the median to 75th percentile level of peer group comparisons.

Executive Compensation Program

     The Corporation’s executive compensation program consists of the following elements: (a) a base salary; (b) annual incentive compensation; (c) a long-term executive retention and incentive program; and (d) other compensation, which includes medical, insurance and pension benefits generally available to employees of the Corporation.

(a)	Base Salary

     Overall compensation targets for the Corporation’s executive officers are generally determined from a review of senior managers with comparable qualifications, experience and responsibilities at other companies of comparable size in the biopharmaceutical industry and other markets in which the Corporation competes for employees. Salary data for such determination is obtained from a number of sources, including established outside independent services specializing in compensation surveys. The base salary component of the overall compensation also varies by executive based upon the appropriateness of an annual incentive component.

(b)	Annual Incentive Compensation

     The Committee has sought to provide annual incentive compensation for executive officers through variable pay arrangements. Awards are contingent upon the achievement of pre-established corporate and individual objectives. The corporation establishes goals with different achievement levels. The budget level will lead to the attainment of the expected level of annual compensation. Less than expected performance can result in no annual incentive and superior performance can lead to enhanced compensation.

From time to time, discretionary bonuses will be paid to an executive. Unlike variable pay, awards are not based on predetermined goals, rather, they are due to activities such as taking advantage of opportunities that present themselves and/or dealing with unexpected circumstances as they arise. Awards are based on the subjective assessment of the Committee taking into account unexpected results achieved.

Variable pay amounts are recorded in the Summary Compensation Table under the “Bonus” heading.

(c)	Long-Term Incentive Compensation

     The principal method for introducing long-term incentives into the compensation plan is through the granting of stock options. These grants are designed to promote the convergence of long-term interests between the Corporation’s senior level employees and its shareholders; specifically, the value of the options granted increases or decreases with the value of the Corporation’s Common shares. In this manner, the long-term rewards for the more senior employees correspond with increases in shareholder value. The size of a particular option grant is based on the individual’s position with, and contribution to, the Corporation. The vesting period for these grants is typically four years. The Corporation’s Share Option Plan is described under “Share Option Plan”.

(d)	Other Compensation

     The value of other benefits to executive officers did not exceed 10% of any executive officer’s salary for the 2003 financial year except as described in the Summary Compensation Table.

Compensation of President and Chief Executive Officer

     The total compensation for Dr. McPherson in 2003 consisted of a base salary of $316,200 per annum. An amount of $133,832 in variable pay was paid as result of the achievement of pre-established corporate and individual objectives. In addition, $69,750 was paid in July of 2003 representing a portion of variable pay which was withheld in 2002 and paid as a discretionary payment in 2003 after approval by the Board of Directors.

     The stage of the Corporation’s development is such that parameters like earnings per share and return on assets are inappropriate compensation measurements.

Performance Graph

     The following graph shows the cumulative shareholder return over five years of $100 invested in Common shares of the Corporation at December 31, 1998, relative to the cumulative total return on $100 invested in the S&P/TSX Composite Index (formerly TSX 300) and the Nasdaq Pharmaceutical Index over the same period, ending in December 2003. The Nasdaq Pharmaceutical figures are reported in U.S. dollars.

(See Graph – Page 7)

PERFORMANCE GRAPH

•	S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 is from the S&P/TSX Composite Index.

	1998		1999		2000		2001		2002		2003
Biomira Inc.		$100		$118		$169		$137		$30		$40
TSE 300 Index (1998 – 2001)		$100		$132		$141		$124		—		—
S&P/TSX Composite Index (2002)		—		—		—		—		$48		$60
NASDAQ Pharmaceutical Index	US$	100	US$	189	US$	235	US$	200	US$	130	US$	190

Executive Officers’ Remuneration from the Corporation and Subsidiaries for the Year Ended December 31, 2003

     During 2003 there were six executive officers of the Corporation and its subsidiaries. Total salaries, variable pay (annual incentive arrangements contingent upon the achievement of pre-established corporate and individual objectives), and discretionary bonuses paid to all the executive officers were $1,783,906 for the year ended December 31, 2003.

     The following table summarizes the aggregate compensation paid by the Corporation or subsidiaries in respect of the Corporation’s last three completed financial years to:

i.	the Chief Executive Officer,

ii.	the next four most highly paid executive officers who were serving as executive officers at the end of the Corporation’s 2003 financial year (the “Named Executive Officers”) whose total salaries and other compensation received in respect of the Corporation’s 2003 financial year were greater than $100,000, and,

iii.	any additional individuals for whom disclosure would have been required under (ii) above but for the fact that such individuals were not serving as officers of the Corporation at the end of the Corporation’s 2003 financial year.

Summary Compensation Table

						Long-Term
	Annual Compensation					Compensation
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)		Securities Under Options Granted(2)	All Other Compensation ($)(3)
T. ALEXANDER McPHERSON	2003	316,200	113,832	69,750	(4)	100,000	5,236
Chief Executive Officer	2002	310,000	77,500	43,313	(5)	60,000	3,405
President and Director	2001	275,000	140,250	—		60,000	3,801
GUY ELY(6)	2003	204,000	58,140	28,125	(7)	15,000	11,090
Vice President Clinical and Medical Affairs	2002	150,000	22,500	—		80,000	5,600
EDWARD A. TAYLOR	2003	188,700	72,461	43,660	(8)	115,000	9,401
Chief Financial Officer	2002	185,000	37,000	—		30,000	8,663
Vice President Finance and Administration	2001	165,000	65,500	—		30,000	4,982
ROBERT D. AUBREY	2003	168,300	75,735	36,998	(9)	15,000	9,682
Vice President Marketing and	2002	165,000	41,250	6,346	(10)	30,000	8,663
Business Development	2001	153,365	188,994	—		30,000	8,587
MARILYN OLSON(11)	2003	154,300	38,195	—		40,000	6,718
Vice President Regulatory Affairs	2002	118,000	20,355	—		15,000	5,816
	2001	100,000	18,375	750	(12)	10,000	5,779

Notes:
(1)	This column includes awards earned as variable pay. Awards are contingent upon the achievement of pre-established corporate and individual objectives
(2)	This column represents the number of securities under option granted in each year for the Named Executive Officer
(3)	“All Other Compensation” includes payments made for health, life insurance premiums, and payments to RRSP contributions
(4)	Other Annual Compensation for T. Alexander McPherson was deferred 2002 variable pay
(5)	Other Annual Compensation for T. Alexander McPherson was deferred 2001 variable pay
(6)	Guy Ely commenced employment with Biomira on April 1, 2002
(7)	Other Annual Compensation for Guy Ely was deferred 2002 variable pay
(8)	Other Annual Compensation for Edward Taylor was deferred 2002 variable pay
(9)	Other Annual Compensation for Robert Aubrey includes an amount deferred from 2002 variable pay
(10)	Other Annual Compensation for Robert Aubrey was the sale of vacation days
(11)	Marilyn Olson became an executive officer on May 1, 2003
(12)	Other Annual Compensation for Marilyn Olson was a part of an all employee discretionary bonus

The Corporation furnishes other benefits to certain of its officers and other employees. The aggregate value of such benefits to each of the Named Executive Officers indicated in the table above did not exceed the lesser of $50,000 or 10% of the total salaries and bonuses noted above for the financial year ended December 31, 2003, except as disclosed in the Summary Compensation Table.

In 2003, the Corporation had no pension or other plans applicable to its Named Executive Officers beyond the Group RRSP Plan and group insurance and medical plan generally available to employees of the Corporation.

Summary of Share Option Plan

The Corporation has established a Share Option Plan, which enables it to grant share options to employees, directors, and individuals in special contract relationships. The number of Common shares reserved for issuance pursuant to the Share Option Plan is currently at a maximum of 6,400,000 Common shares. Of this amount a total of 4,362,597 options to acquire Common shares are at March 31, 2004 outstanding under this plan. The terms, conditions and limitations of options granted under the Share Option Plan are determined by the Board of Directors of the Corporation with respect to each option, within certain limitations. The exercise price per Common share is determined by the Board of Directors but shall not be less than the closing price of the Common shares on the Toronto Stock Exchange on the day prior to the day on which the option is granted. The term of each option is fixed by the Board of Directors of the Corporation when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 25% of the optioned shares in each of the next four years. However, in certain circumstances, options are granted entitling an optionee to purchase 100% of the shares earlier than the general pattern. In the event that the Corporation’s relationship with an optionee terminates, the provisions of the Share Option Plan specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with the Corporation. The ability of an optionee to exercise an option under the Share Option Plan may be accelerated in the event of a change of control of the Corporation. The exercise price per Common share is payable in full on the date of exercise. Options granted under the Share Option Plan are not assignable. During the period January 1 to December 31, 2003, options to purchase 903,713 Common shares were granted under the Share Option Plan at exercise prices between $1.64 and $2.15 per share.

Summary of Executive Severance Agreements

     The Corporation has entered into severance agreements with senior executives of the Corporation who have been with the Corporation for more than two years. Each such severance agreement establishes the terms and conditions that will apply in the event of the termination of the employment of the individual concerned, which terms and conditions vary depending on the circumstances giving rise to the termination. Generally, the agreements provide for eighteen months of compensation in lieu of notice to be paid over an eighteen-month timeframe, except in the case of the President, where twenty-four months compensation in lieu of notice would be paid over a twenty-four month timeframe. The vesting and exercise privileges under the Share Option Plan, upon termination of employment, are also enhanced for such individuals by virtue of the severance agreements. The agreements are based on the requirement that the senior officers covered by the agreement will not become engaged or employed by a competitor of the Corporation for a period of two years from the date of termination.

Share Option Grants During 2003

     The following table sets forth the particulars of individual grants of options to purchase Common shares of the Corporation made to each of the Named Executive Officers who were granted options during the financial year ended December 31, 2003.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted(1)	% of Total Options Granted in 2003	Exercise of Base Price ($/ Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
T. ALEXANDER McPHERSON	100,000	11.1%	1.85	1.85	09-Dec-11
GUY ELY	15,000	1.7%	1.85	1.85	09-Dec-11
EDWARD A. TAYLOR	100,000	11.1%	1.73	1.73	25-Mar-11
	15,000	1.7%	1.85	1.85	09-Dec-11
ROBERT D. AUBREY	15,000	1.7%	1.85	1.85	09-Dec-11
MARILYN OLSON	25,000	2.8%	2.10	2.10	05-May-11
	15,000	1.7%	1.85	1.85	09-Dec-11

Notes:
(1)	The options were granted under the Corporation’s Share Option Plan.
(2)	The exercise price of all options issued is equal to the closing price of the Common shares of the Corporation on the Toronto Stock Exchange on the day prior to the day on which the option was granted.

Share Options

     The following table sets forth the aggregate of individual share option exercises.

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year End Option Values

					Value of Unexercised
			Number of Unexercised		Options In-the-Money
			Options at December 31,		Options at December 31,
	Securities	Aggregate	2003		2003
	Acquired	Value
	On Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)
T. ALEXANDER McPHERSON	—	—	845,000	145,000	—	9,000
GUY ELY	—	—	42,500	52,500	—	1,350
EDWARD A. TAYLOR	—	—	232,500	137,500	—	22,350
ROBERT D. AUBREY	—	—	247,500	37,500	—	1,350
MARILYN OLSON	—	—	41,250	50,000	—	1,350

Notes:
(1)	The Corporation’s closing Common share price on the Toronto Stock Exchange at December 31, 2003 was $1.94.

Interests of Directors and Senior Officers in Matters to be Acted Upon

     None of the Corporation’s directors or senior officers, or any associate or controlled corporation of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the meeting other than the election of directors or the appointment of auditors.

APPOINTMENT OF AUDITORS

     Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, Edmonton as auditors of the Corporation, to hold office until the next Annual General Meeting. Deloitte & Touche LLP were first appointed auditors of the Corporation on February 26, 1986.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     Under the Corporation’s by-laws, the Corporation indemnifies its directors and officers to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and officers in respect of certain liabilities that may be incurred by them in such capacities.

     The above-mentioned insurance, with a premium of US $110,000 and expiring October 1, 2004, provides coverage of US $1,000,000 per loss and US $1,000,000 in the aggregate for claims relating to directors’ and officers’ liability, subject to a deductible of US $350,000 per securities claim, and a deductible of US $250,000 per employment practices or environmental pollution liability claim.

CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (TSX) requires complete disclosure of corporate governance practices of listed Canadian corporations. The Corporation follows the disclosure requirements as set out in the TSX Corporate Governance Guidelines for effective corporate governance, and the table below indicates how the corporate governance policies and practices of the Corporation align with the TSX Guidelines. The Corporation is also in compliance with The Nasdaq Stock Market listing requirements in relation to corporate governance applicable to the Corporation.

The Board’s current governance guidelines and practices already include a number of the corporate governance reforms recently proposed in Canada and the United States. The Corporate Governance Committee and the Board continue to review the existing governance guidelines and practices and proposed governance reforms in order to implement the most effective corporate governance policies and practices for Biomira. The Board plans, to the extent applicable to the Corporation, to adopt changes to its governance guidelines and practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 and any new rules issued by the United States Securities and Exchange Commission (SEC), the new Nasdaq Stock Market corporate governance listing requirements, the Toronto Stock Exchange, and any other applicable securities regulatory authorities.

TSX Corporate Governance Guidelines (Sec. 474)			Biomira’s Compliance Record
1.	The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:		The Board of Directors is elected annually to represent the interests of all shareholders and assumes responsibility for the stewardship of the Corporation. There were four face-to-face meetings of the Board of Directors in 2003 and six conference call meetings. Seven of the eight Board members were in attendance at the Corporation’s Annual General Meeting in 2003. The mandate of the Board of Directors is to supervise the business and affairs of the Corporation, and in light of this obligation, the Board assumes responsibility for matters such as those set out below. All key issues recommended by the TSX Guidelines are currently in place.

	(a)	adoption of strategic planning process	At least one Board meeting a year is specifically set aside for a substantial strategy planning session in which the Board reviews strategic options and risks and discusses strategies developed by management. The Corporation’s general strategies and the implementation thereof are discussed regularly at meetings of the Board and the Board provides guidance on the evolution of the strategic plan. Management reports to the Board on the Corporation’s progress in achieving strategic objectives.

	(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks	The Board, in its deliberations, considers the principal risks of the Corporation’s business and receives reports from management of the Corporation’s assessment and management of those risks. Management has developed a “Quick Response Plan” to ensure that management and, if necessary, the Board can respond quickly and appropriately in any situation requiring decision or action. The Audit Committee reviews and monitors insurance coverage and financial risk management activities and has implemented a process for the regular review of business risks and the systems to manage these risks, with a view to the long-term viability of the Corporation. The Board reviews and approves the Corporation’s annual capital and operating budgets.

	(c)	succession planning, including appointing, training and monitoring senior management	The Board and certain of its committees periodically review the Corporation’s organizational plan and structure and, in particular, review succession plans at the senior executive level. The Board has established an Executive Compensation Committee that monitors the performance of senior management.

	(d)	a communications policy for the corporation	The Corporation has a dedicated Investor Relations Department, reporting to the President, to ensure its compliance with regulatory reporting and disclosure obligations. The Corporation has systems in place to ensure effective communication with the public, shareholders and analysts and to receive feedback from stakeholders. Information, which is publicly disclosed, is released through newswire services, the general media, the Corporation’s web site address, the Internet, fax distribution and mailings to shareholders and interested stakeholders, as appropriate. Material documents such as the annual report, MD&A, proxy circular, annual information form and quarterly financial statements are reviewed and, where required, approved by the Board or one of its Committees, prior to disclosure. Management has established a Corporate Disclosure Committee responsible for developing, implementing and monitoring the disclosure process at Biomira. Biomira has a written disclosure policy that is currently being updated to reflect recent changes in rules and regulations. As a result of the Sarbanes-Oxley Act of 2002 and the rules of the United States SEC, Biomira has established an Internal Disclosure Assessment Committee that meets at least quarterly in connection with financial disclosure and executive certification of applicable documents. The Audit Committee of the Board of Directors has put in place a system for the receipt, retention and handling of anonymous and confidential complaints from employees with respect to internal controls and accounting procedures, all as specified in the Corporation’s recently adopted Code of Ethics and Business Conduct. The Corporation has also appointed a Compliance Officer, reporting directly to the Corporate Governance Committee of the Board.

TSX Corporate Governance Guidelines (Sec. 474)		Biomira’s Compliance Record
	(e) the integrity of the corporation’s internal control and management information systems	The Board has appointed an Audit Committee of independent Directors that reviews compliance of financial reporting with accounting principles and appropriate internal controls. The Board, through the Audit Committee, regularly reviews the adequacy of the Corporation’s internal controls. Internal controls and management of information are regularly upgraded as is required for the Corporation’s continuing and evolving operations. The Corporation has written guidelines for confidentiality, security, responsible usage and etiquette on networks and computer systems in use at the Corporation. The Audit Committee meets at least quarterly with the auditors, reports to the Board prior to approval of quarterly and annual financial statements, and reviews quarterly and annual financial statements prior to release.

The Audit Committee has met with the Corporation’s auditors to ensure that they understand that they are hired and remunerated by the Board (subject to shareholder approval) and that they report to the Board, through the Audit Committee.

The Audit Committee and the Board have approved a written Code of Ethics for the principal executive officer and the senior financial officers of the Corporation. As well, a written Code of Ethics and Business Conduct has been adopted for employees, officers and Board members. The Compliance Officer has completed an orientation program for all officers and employees to ensure an accurate understanding of the expectations and reporting process under the Code. The Code provides for a confidential, anonymous “whistle blowing” mechanism.

2.	Majority of directors should be “unrelated” (independent from management and free from conflicting interests).	One of the seven persons proposed for re-election to the Board are related to the Corporation, under the TSX Guidelines. This is T. Alexander McPherson, MD, PhD, President and CEO of the Corporation. The remaining six persons are “unrelated” * and independent** from the Corporation. The Board’s determination that a Director is a related Director or not an independent Director does not imply that the Director makes less of a contribution to the Corporation than a Director determined to be unrelated or independent or that the Director cannot and does not act with independence or in the best interests of the Corporation.

3.	Disclose for each director whether he or she is related, (a member of management) and how the conclusion was reached.	The Board has reviewed the status of each of the proposed Directors for 2004 and determined if they are related or unrelated, as described in the TSX Guidelines*. As a result of this review, the Board determined that the only proposed Director for 2004 who is related to the Corporation is T. Alexander McPherson. This is also the only Director who is not independent** from the corporation. The table under “Election of Directors” sets out the principal occupation/employment of each proposed Director. Brief biographies start on page 2.

4.	Appoint a committee responsible for proposing and assessing directors.	In light of opportunities and risks facing the Corporation, the full Board determines what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. This information is used by the Corporate Governance Committee, (comprised solely of unrelated Directors) in developing a list of individuals they are recommending as new members for election to the Board. It is the responsibility of this Committee to annually review the credentials of nominees for election and ensure qualifications are maintained and that there is an appropriate mix of related and unrelated Directors.

5.	Implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	The Corporate Governance Committee has the responsibility for assessing the Board’s effectiveness as a whole, as well as the effectiveness of the individual members of the Board and the Board’s committees. Each Director discusses his/her contribution to the Board and its Committees annually with the Chair of the Board. In 2003 the Corporate Governance Committee carried out a complete review of the effectiveness of the Board as a whole and of the individual members of the Board and the Board Committees.

6.	Provide orientation and education programs for new directors.	The Corporation provides orientation briefing packages and presentations, as required, for new Directors. In addition, Board members may attend industry conferences, if requested, at the expense of the Corporation. The Board is advised of educational opportunities for all Directors, so that individuals may maintain or enhance their skills and abilities as Directors, as well as to ensure their knowledge and understanding of the issuer’s business remains current.

Prospective new Board members are fully apprised of the contribution they are expected to make to the Board and the time commitment involved.

7.	Consider appropriateness of the number of Board members to ensure maximum effectiveness. If necessary, reduce the number of directors to facilitate more effective decision-making.	The Board, as presently constituted, brings together a mix of skills, background, diversity of views and independence that the Board considers appropriate for the stewardship of the Corporation.

8.	Review compensation of directors in light of risks and responsibilities.	The Board, through its Executive Compensation Committee, periodically reviews the adequacy and form of compensation of Directors to ensure that such compensation realistically reflects the responsibilities and risks associated with the position of Director.

TSX Corporate Governance Guidelines (Sec. 474)			Biomira’s Compliance Record

9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.		The Corporation currently has three standing committees. The Audit Committee, Corporate Governance Committee, and Executive Compensation Committee are comprised solely of unrelated and independent directors. The Executive Compensation Committee does not approve executive compensation, but makes recommendations to the Board with respect thereto.

10.	Appoint a Committee responsible for determining the corporation’s approach to Corporate Governance.		The Board, as a whole, regularly considers corporate governance issues, in addition to the Corporate Governance Committee (comprised solely of unrelated Directors) that oversees corporate governance. The Corporate Governance Committee’s mandate is to continually develop and update responsible corporate governance practices to ensure that the Board and the Corporation comply with all regulatory recommendations and requirements for the responsible stewardship of the Corporation. The members of the Corporate Governance Committee recognize their important role and plan to increase their activity throughout 2004, to enhance shareholder value through diligent and proactive oversight and compliance with corporate governance requirements and Board responsibilities in this evolving environment. The Charter of the Corporate Governance Committee will be updated to reflect the additional oversight responsibilities it has accepted and will re-assess its mandate once new guidelines or regulations are adopted. The Corporate Governance Committee is also aware of the relevant aspects of the U.S. Sarbanes-Oxley Act of 2002 and the listing requirements of the Nasdaq National Market.

11.	Define the mandate for the Board, and the CEO. The Board should approve or develop corporate objectives, which the CEO is responsible for achieving.		Mandates and objectives are outlined below:

	a)	the Board of Directors position description (Sec. 474)	The Board manages the business of the Corporation for the collective benefit of the shareholders. The Board strives to meet or exceed the duties and responsibilities outlined in Section 474 of the TSX Company Manual. These include strategic planning, monitoring and management of the Corporation’s principal business risks, succession planning, and information systems and internal controls. Any responsibility, which is not delegated to senior management or a Board committee, remains with the full Board. In addition to those matters, which must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above predetermined thresholds. The Board questions and scrutinizes management’s operating plans and budgets.

	b)	the CEO’s position description	The scope and extent of the CEO’s mandate has evolved through interaction with the Board and ongoing consultative processes with the Board. The Corporation’s strategic and long-range plan objectives constitute a mandate for the Chief Executive Officer, as well as the general mandate to maximize shareholder value. The CEO’s objectives are discussed annually with the Executive Compensation Committee. In addition, specific goals are set by the Executive Compensation Committee, which are in line with the corporate goals established by management and approved by the Board.

	c)	corporate objectives for which the CEO is responsible for meeting	The Executive Compensation Committee reviews the CEO’s general objectives on an annual basis and reviews the corporate goals for which the CEO has responsibility. The corporate objectives are then reviewed by the full Board. The variable pay component of the compensation for the senior executives and the CEO is dependent upon their meeting corporate objectives approved by the Board and the Executive Compensation Committee.

12.	Establish structures and procedures to enable the Board to function independently of management.		Board independence is established through the non-executive Chairman who is the lead Director, and also through the Corporate Governance Committee, Executive Compensation Committee and the Audit Committee. The Board of Directors holds regularly convened executive sessions of independent directors, without non-independent directors present. In addition to receiving regular Investor Relations Reports, members of the Board are free to speak directly with the Director of Investor Relations/Compliance Officer for investor feedback and in relation to their oversight responsibility of the compliance process as it relates to the Corporation’s Code of Ethics and Code of Ethics and Business Conduct. Any member of the Board of Directors is free to speak with any employee.

TSX Corporate Governance Guidelines (Sec. 474)		Biomira’s Compliance Record
13.	Establish an Audit Committee with a specifically defined mandate with all members being unrelated directors.	The Audit Committee has a written mandate, approved by the Board, and is comprised of unrelated and independent Directors. No members of the Audit Committee received any compensation except for Board or committee service. The Audit Committee met six times in 2003. The Audit Committee:
		➢	Has a written charter that sets out the Committee’s mandate and responsibilities
		➢	Recommends to the Board the external auditor to be nominated and the compensation of such auditor
		➢	Is directly responsible for overseeing the work of the external auditor
		➢	Pre-approves all non-audit services to be provided by the external auditor
		➢	Reviews all financial statements, MD&A and earnings press releases before public disclosure
		➢	Satisfies itself that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the financial statements and periodically assesses such procedures
		➢	Establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters
		➢	Establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters
		➢	Reviews and approves the Corporation’s hiring policies regarding employees and former employees of the Corporation’s current and former auditor
		➢	Has the authority to engage and compensate independent counsel and advisers
		➢	Has the authority to communicate directly with the internal and external auditor.
The Audit Committee is constituted in accordance with SEC rules and further complies with the requirements of Sarbanes-Oxley that there be at least one “Audit Committee Financial Expert”, Mr. Stoughton, who is independent of management.

14.	Implement a system to enable individual directors to engage outside advisors, at the expense of the corporation.	The Corporate Governance Committee considers and, if deemed appropriate, recommends to the Board for approval, the requests of individual Directors to engage outside advisors at the expense of the Corporation.

*	As used in the above table, the term “unrelated Director” has the meaning given to it by the TSX Corporate Governance Guidelines — a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act with a view to the best interest of the Corporation, other than interests arising from shareholdings. The term “related Director” means a Director who is not an unrelated Director.
**	“Independent” as used in the above table has the meaning attributed thereto in the Nasdaq Stock Market’s new corporate governance listing requirements and proposed Canadian Multilateral Instrument 58-101.

AVAILABILITY OF DOCUMENTS

     The Corporation is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file an annual information form along with certain other documentation. Copies of the following documents may be obtained on request from the Secretary of the Corporation: (i) the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year together with the report of the auditors and any interim financial statements of the Corporation subsequent to the annual financial statements, and (iii) the proxy circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors.

GENERAL

     The accompanying form of proxy, when properly signed, confers discretionary authority with respect to matters identified in the accompanying Notice of Annual General Meeting. The management of the Corporation is not aware of any amendments, variations or other matters to be presented for action at the meeting except as hereinbefore disclosed. All shares represented by proxies will be voted.

     All currency references herein are to Canadian dollars except where otherwise indicated.

DIRECTORS’ APPROVAL

     The contents and the sending of the Proxy Circular on behalf of management have been approved by the directors of the Corporation as of March 31, 2004. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta, Canada
March 31, 2004

(signed) T. Alexander McPherson, MD, PhD, President & Chief Executive Officer	(signed) Edward A. Taylor, Vice President Finance & Administration, Chief Financial Officer & Corporate Secretary

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

Form of Proxy — Annual Meeting to be held on May 20, 2004

Notes to Proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1. and 2.

Proxies submitted must be received by 1:30 p.m., EST, on May 18, 2004.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Biomira Inc. hereby appoint: Eric E. Baker, or failing him T. Alexander McPherson	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Biomira to be held at Hilton Toronto, 145 Richmond Street West, Toronto, Ontario on Thursday May 20, 2004 at 1:30 p.m. EST and at any adjournment thereof.

1. Election of Directors To elect as directors for the ensuing year, the following nominees:
Eric E. Baker; S. Robert Blair; Richard L. Jackson; Sheila Moriber Katz; T. Alexander McPherson; W. Vickery Stoughton; Michael C. Welsh.

FOR all nominees:
WITHHOLD vote for all nominees:

2. Appointment of Auditors

For Withhold
To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted “FOR” the election of management’s nominees as directors, and “FOR” the appointment of Deloitte & Touche as auditors.

		Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9	Security Class	123

	Holder Account Number

	C1234567890	XXX

	Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

Form of Proxy — Annual Meeting to be held on May 20, 2004

Notes to Proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1. and 2.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
Receive Documents Electronically — You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1 8XX XXX-XXXX	•	Go to the following web site: www.computershare.com/ca/proxy	•	You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com – click “Investors” and then “Electronic Shareholder Communications”.

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C1234567890               PROXY ACCESS NUMBER 12345

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 1:30 p.m., EST, on May 18, 2004.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Biomira Inc. hereby appoint: Eric E. Baker, or failing him T. Alexander McPherson	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Biomira to be held at Hilton Toronto, 145 Richmond Street West, Toronto, Ontario on Thursday May 20, 2004 at 1:30 p.m. EST and at any adjournment thereof.

1. Election of Directors To elect as directors for the ensuing year, the following nominees:

Eric E. Baker; S. Robert Blair; Richard L. Jackson; Sheila Moriber Katz; T. Alexander McPherson; W. Vickery Stoughton; Michael C. Welsh.

FOR all nominees:
WITHHOLD vote for all nominees:

2. Appointment of Auditors

For Withhold
To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted “FOR” the election of management’s nominees as directors, and “FOR” the appointment of Deloitte & Touche as auditors.

Interim Financial Statements Request		Annual Reports
In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	Mark this box if you would like to receive Quarterly Financial Statements by mail.	As a registered holder you will receive an annual report. If you DO NOT want to receive an annual report, please mark the box. If you do not mark the box, you will continue to receive an annual report.	Mark this box if you DO NOT want to receive the Annual Report by mail.

You can also receive these documents electronically — see reverse for instructions to enrol for electronic delivery.

Interim Financial Statements	Annual Report

Rather than receiving financial statements by mail, you may choose to access them at www.biomira.com. Under securities regulations, holders may elect annually to receive financial statements by mail by completing and returning this card, or by registering online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Place Stamp Here

Computershare Trust Company of Canada
100 University Ave. 9th Floor
Toronto ON M5J 2Y1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: April 26, 2004	By:	/s/ Edward A. Taylor

Edward A. Taylor Vice President Finance and Chief Financial Officer

Exhibit Index

Exhibit No	Description
32.1	Certification of the Company’s Chief Executive Officer under Section 906 of Sarbanes-Oxley relating to the Consolidated Financial Statements of the Company for calendar year 2003 incorporated within the Annual Report to Shareholders

32.2	Certification of the Company’s Chief Financial Officer under Section 906 of Sarbanes-Oxley relating to the Consolidated Financial Statements of the Company for calendar year 2003 incorporated within the Annual Report to Shareholders